                                               Filed pursuant to Rule 424(b)(4)
                                                         SEC File No. 333-32199

                              PERVASIVE SOFTWARE

                               4,000,000 SHARES

                                 COMMON STOCK

  Of the 4,000,000 shares of Common Stock offered hereby, 2,000,000 shares are being sold by Pervasive Software Inc. ("Pervasive" or the "Company") and 2,000,000 shares are being sold by the Selling Stockholders. See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders. Prior to this offering, there has been no public market for the Common Stock of the Company. See "Underwriting" for information relating to the method of determining the initial public offering price.

                               ----------------

   THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK
                        FACTORS" COMMENCING ON PAGE 6.

                               ----------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE SECURITIES  COMMISSION  NOR  HAS  THE
    COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY
     OR ADEQUACY OF  THIS PROSPECTUS. ANY REPRESENTATION  TO THE CONTRARY
      IS A CRIMINAL OFFENSE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                          UNDERWRITING              PROCEEDS TO
                               PRICE TO   DISCOUNTS AND PROCEEDS TO   SELLING
                                PUBLIC     COMMISSIONS  COMPANY(1)  STOCKHOLDERS
--------------------------------------------------------------------------------
Per Share....................   $10.00        $0.70        $9.30       $9.30
--------------------------------------------------------------------------------
Total(2)..................... $40,000,000  $2,800,000   $18,600,000 $18,600,000
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(1) Before deducting expenses payable by the Company estimated at $1,150,000.
(2) The Selling Stockholders have granted to the Underwriters a 30-day option to purchase up to an additional 600,000 shares of Common Stock solely to cover over-allotments, if any. See "Underwriting." If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Selling Stockholders will be $46,000,000, $3,220,000 and $24,180,000, respectively.

                               ----------------

  The Common Stock is offered by the Underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of such shares will be made through the offices of Robertson, Stephens & Company LLC ("Robertson, Stephens & Company"), San Francisco, California, on or about October 1, 1997.

ROBERTSON, STEPHENS & COMPANY

                                UBS SECURITIES

                                                       FIRST ALBANY CORPORATION

               The date of this Prospectus is September 25, 1997

Embedded Database for Packaged Applications

[Graphic of shrinkwrap packaged application software boxes labeled Accounting, Document Imaging, Sales Force Automation, Network Administration and Manufacturing, with colored cross sections graphically illustrating how each application consists of a client/server database engine, application code and a graphical user interface.]

Pervasive Software's Btrieve and Scalable SQL database engines form the foundation for many of the industry's leading packaged applications.


  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OF THE COMPANY, INCLUDING STABILIZING BIDS, SYNDICATE COVERING TRANSACTIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DISCUSSION OF THESE ACTIVITIES, SEE "UNDERWRITING."

  NO DEALER, SALES REPRESENTATIVE OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING STOCKHOLDER OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES OR AN OFFER TO, OR A SOLICITATION OF, ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

  UNTIL OCTOBER 20, 1997 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                               ----------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Summary..................................................................   4
Risk Factors.............................................................   6
Use of Proceeds..........................................................  15
Dividend Policy..........................................................  15
Capitalization...........................................................  16
Dilution.................................................................  17
Selected Consolidated Financial Data.....................................  18
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  19
Business.................................................................  26
Management...............................................................  38
Certain Transactions.....................................................  46
Principal and Selling Stockholders.......................................  48
Description of Capital Stock.............................................  50
Shares Eligible for Future Sale..........................................  52
Underwriting.............................................................  54
Legal Matters............................................................  56
Experts..................................................................  56
Additional Information...................................................  56
Index to Consolidated Financial Statements............................... F-1

                               ----------------

  The Company intends to furnish to its stockholders annual reports containing audited consolidated financial statements examined by its independent public accountants and quarterly reports containing unaudited financial statements for each of the first three quarters of each fiscal year.

  Pervasive Software, Scalable SQL, MicroKernel Database Architecture and MicroKernel Database Engine are trademarks of the Company and Btrieve is a registered trademark of the Company. Trade names, service marks or trademarks of other companies appearing in this Prospectus are the property of their respective holders.

  The Company was incorporated in Delaware in January 1994 under the name Btrieve Technologies, Inc. and changed its name to Pervasive Software Inc. in June 1996. The Company's principal executive offices are located at 8834 Capital of Texas Highway, Austin, Texas 78759, and its telephone number is
(512) 794-1719. Unless otherwise indicated, all references in this Prospectus to "Pervasive" or the "Company" refer to Pervasive Software Inc. and its subsidiaries.

                                    SUMMARY

  The following summary is qualified in its entirety by the more detailed information, including "Risk Factors" and the Consolidated Financial Statements and Notes thereto, appearing elsewhere in this Prospectus. This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Risk Factors."

                                  THE COMPANY

  Pervasive is a leading provider of embedded database software designed to enable the cost-effective development, deployment and support of low-maintenance, packaged client/server applications. The Company's database engines, Btrieve and Scalable SQL, are well suited for integration by software developers into business-critical applications that are reliable and scalable and can be rapidly deployed. These products enable independent software vendors ("ISVs") and value added resellers ("VARs") to develop, deploy and support packaged client/server applications that provide robust functionality and low overall cost of ownership to end users. In addition, the Company's comprehensive approach to selling, marketing and supporting its products is designed to address the specific needs of ISVs, VARs, in-house development organizations and their end users.

  Organizations are increasingly recognizing the importance of collecting, analyzing and disseminating information to obtain competitive advantage. This information is increasingly generated by sophisticated client/server applications and managed by underlying database software that allow for decentralized decision making and broader access to critical business information. However, client/server computing environments are inherently complex, typically involving a variety of hardware, operating systems, networking protocols, applications and database software. As a result of this complexity, large and costly information technology departments, typically found in large organizations, are required to develop, deploy and support client/server applications built on enterprise-scale database software.

  Many small and mid-sized organizations, including departments of large organizations, also face competitive pressures to achieve the benefits associated with client/server computing. These organizations typically do not have the information technology budgets, infrastructure, personnel or computing expertise required to deploy and support client/server applications built on enterprise-scale database software and consequently have been slow to adopt client/server computing environments. Because of the relatively low penetration of client/server applications in small and mid-sized organizations, ISVs and VARs have a significant market opportunity to develop, deploy and support packaged client/server applications that meet their customers' robust functionality needs and run in environments that often lack a well developed information technology infrastucture. Accordingly, there is a need for reliable, high-performance, low-maintenance database software that enables ISVs and VARs to cost-effectively develop, deploy and support robust client/server applications targeted at small and mid-sized organizations and departments of larger organizations.

  The Company's database software simplifies application development by enabling developers to write applications that are capable of running on multiple platforms and that can scale with little or no modification from single workstation to peer-to-peer and client/server environments. The Company's products currently operate on the Windows NT, NetWare, Windows 95, Windows 3.1, OS/2 Warp and DOS operating platforms. In addition, developers can embed the Company's databases into their applications, enabling organizations to implement client/server systems and automate critical business functions without the costs and complexities typically associated with enterprise-class client/server applications.

  The Company's sales and marketing organization focuses exclusively on indirect channels by targeting ISVs that build packaged client/server applications and VARs that sell and deploy the applications. The Company's sales, marketing, training and licensing programs are designed to encourage ISVs to embed the Company's databases into their own software products and to stimulate the sales of the applications by VARs to end users. The Company believes its strong relationships with ISVs and VARs provide the Company with market visibility and multiple sales opportunities and offer end users additional sources of service and technical support.

                                  THE OFFERING

Common Stock Offered by the Company...........   2,000,000 shares
Common Stock Offered by the Selling Stockhold-
 ers..........................................   2,000,000 shares
Common Stock to be Outstanding after the Of-
 fering.......................................  13,104,743 shares(1)
Use of Proceeds...............................  For working capital and general corporate purposes. See "Use of
                                                Proceeds."
Nasdaq National Market Symbol.................  PVSW

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (in thousands, except per share data)

                                       PERIOD FROM
                                     JANUARY 12, 1994  YEAR ENDED JUNE 30,
                                      (INCEPTION) TO  ------------------------
                                      JUNE 30, 1994    1995    1996     1997
                                     ---------------- ------  -------  -------
CONSOLIDATED STATEMENTS OF
 OPERATIONS DATA:
Revenues............................     $   933      $8,601  $13,476  $24,481
Operating income (loss).............      (2,208)       (655)  (3,109)   2,255
Net income (loss)...................     $(2,203)     $ (609) $(3,205) $ 1,590
Pro forma net income per
 share(2)(3)........................                                   $  0.12
Shares used in computing pro forma
 net income per share(2)(3).........                                    13,368

                                                         JUNE 30, 1997
                                                --------------------------------
                                                           PRO
                                                ACTUAL   FORMA(3) AS ADJUSTED(4)
                                                -------  -------- --------------
CONSOLIDATED BALANCE SHEET DATA:
Working capital................................ $ 1,560  $ 1,560     $19,010
Total assets...................................  10,445   10,445      27,895
Redeemable convertible preferred stock.........   4,026      --          --
Total stockholders' equity (deficit)...........    (394)   3,632      21,082

--------
(1) Based on the number of shares outstanding as of June 30, 1997. Excludes 2,259,697 shares subject to outstanding options as of June 30, 1997 at a weighted exercise price of $0.59 per share; and 1,168,914 shares reserved for issuance under the Company's stock plans. See "Management--1997 Stock Incentive Plan," "--Employee Stock Purchase Plan" and Note 6 of Notes to Consolidated Financial Statements.
(2) See Note 2 of Notes to Consolidated Financial Statements for an explanation of the method used to determine the number of shares used in computing pro forma net income per share.
(3) Reflects the conversion of outstanding Preferred Stock into Common Stock upon the completion of the offering.
(4) Adjusted to reflect the sale of 2,000,000 shares of Common Stock by the Company at the initial public offering price of $10.00 per share and the application of the estimated net proceeds. See "Use of Proceeds" and "Capitalization."

                                ----------------

  Unless otherwise indicated, the information in this Prospectus (i) assumes no exercise of the Underwriters' over-allotment option and (ii) except in the Consolidated Financial Statements, reflects the conversion of all outstanding shares of Preferred Stock into Common Stock upon completion of the offering.

  This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this Prospectus.

                                 RISK FACTORS

  In addition to the other information in this Prospectus, the following risk factors should be considered carefully in evaluating the Company and its business before purchasing shares of the Common Stock offered hereby. This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Risk Factors" and elsewhere in this Prospectus.

LIMITED OPERATING HISTORY; MARGINAL PROFITABILITY; FUTURE OPERATING RESULTS UNCERTAIN

  The Company was founded in January 1994. Accordingly, the Company's prospects must be considered in light of the risks and difficulties frequently encountered by companies in the early stage of development, particularly companies in new and rapidly evolving markets. To address these risks, the Company must, among other things, respond to competitive developments, continue to attract, retain and motivate qualified personnel and continue to improve its products. Although the Company has been profitable for the five most recent fiscal quarters, this profitability has been marginal and, except for the quarters ended September 30, 1994 and December 31, 1994, the Company incurred net losses in each quarter from inception through the quarter ended March 31, 1996 and as of June 30, 1997, the Company had an accumulated deficit of approximately $4.5 million. The Company's operating losses and marginal profitability have been due in part to the commitment of significant resources to the Company's technical support, research and development and sales and marketing organizations. The Company expects to continue to devote substantial resources to these areas and as a result will need to recognize significant quarterly revenues to maintain profitability. In particular, the Company intends to hire a significant number of sales and research and development personnel in fiscal 1998 and beyond, which the Company believes is required if the Company is to achieve significant revenue growth in the future. Although the Company's revenues have increased in recent periods, there can be no assurance that the Company's revenues will grow in future periods, that they will grow at past rates or that the Company will remain profitable on a quarterly or annual basis in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

OPERATING RESULTS SUBJECT TO SIGNIFICANT FLUCTUATIONS; SEASONALITY

  The Company's quarterly revenues, expenses and operating results have varied significantly in the past and are likely to vary significantly in the future due to a variety of factors, such as demand for the Company's products, the size and timing of significant orders and their fulfillment, the number, timing and significance of product enhancements and new product announcements by the Company and its competitors, changes in pricing policies by the Company or its competitors, customer order deferrals in anticipation of enhancements or new products offered by the Company or its competitors, the ability of the Company to develop, introduce and market new and enhanced versions of its products on a timely basis, changes in the Company's level of operating expenses, budgeting cycles of its customers, product life cycles, software defects and other product quality problems, the Company's ability to attract and retain qualified personnel, changes in the Company's sales incentive plans, changes in the mix of domestic and international revenues, the level of international expansion, foreign currency exchange rate fluctuations, performance of indirect channel partners, changes in the mix of indirect channels through which the Company's products are offered, the impact of acquisitions of competitors and indirect channel partners, the Company's ability to control costs and general domestic and international economic and political conditions. The Company operates with virtually no order backlog because its software products are shipped shortly after orders are received, which makes product revenues in any quarter substantially dependent on orders booked and shipped throughout that quarter. As a result, if orders in the first month or two of a quarter fall short of expectations, it is unlikely that the Company will be able to meet its revenue targets for that quarter. In addition, the Company is substantially reliant upon indirect sales channels over which the Company has little or no control. Moreover, the Company's expense levels are based to a significant extent on the Company's expectations of future revenues and therefore are relatively fixed in the short term. If revenue levels are below expectations, operating results are likely to be adversely and disproportionately affected because only a small portion of the Company's expenses vary with its revenues.

  The Company's business has experienced and is expected to continue to experience seasonality, largely due to customer buying patterns. In recent years, the Company has had relatively stronger demand for its products during the quarters ending December 31 and June 30 and demand has been relatively weaker in the quarters ending March 31 and September 30. The Company believes that this pattern will continue. To the extent future international operations constitute a greater percentage of the Company's revenues, the Company anticipates that the weaker demand in the quarter ending September 30 could be even more pronounced as a result of reduced sales activity in Europe and Japan during the summer months.

  Based upon all of the factors described above, the Company believes that its quarterly revenues, expenses and operating results are likely to vary significantly in the future, that period-to-period comparisons of its operating results are not necessarily meaningful and that, in any event, such comparisons should not be relied upon as indications of future performance. The Company has limited ability to forecast future revenues, and it is likely that in some future quarter the Company's operating results will be below the expectations of public securities analysts and investors. In the event that operating results are below expectations, or in the event that adverse conditions prevail or are perceived to prevail generally or with respect to the Company's business, the price of the Company's Common Stock would likely be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DEPENDENCE ON INDIRECT SALES CHANNEL; DISTRIBUTOR CONCENTRATION

  The Company derives substantially all of its revenues from its indirect sales channel, consisting of ISVs, VARs, system integrators, consultants and distributors. The Company has invested, and intends to continue to invest, significant resources to develop this channel, which could adversely affect the Company's operating margins. There can be no assurance that the Company will be able to attract additional indirect channel partners that will be able to market and support the Company's products. In addition, many of the Company's indirect channel partners offer competing product lines. Therefore, there can be no assurance that any of the Company's current indirect channel partners will continue to represent or recommend the Company's products. Further, the inability to recruit new indirect channel partners, or the loss of, or a significant reduction in revenues from, any particular indirect channel partner could materially adversely affect the Company's business, operating results and financial condition.

  Some of the Company's ISVs, VARs and end users place their orders through distributors. A relatively small number of distributors have accounted for a significant percentage of the Company's revenues. In fiscal 1996 and 1997, two distributors accounted for 27% and 29% of revenues, respectively. In particular, Tech Data Corporation, a U.S. distributor, accounted for 9% and 19% of revenues in fiscal 1996 and 1997, respectively, and AG Tech Corporation ("AG Tech"), a Japanese distributor, accounted for 18% and 10% of revenues in fiscal 1996 and 1997, respectively. The Company expects that it will continue to be dependent upon a limited number of distributors for a significant portion of its revenues in future periods, and such distributors are expected to vary from period to period. The loss of a major distributor or any reduction in orders by such distributor, including reductions due to market or competitive conditions, combined with the inability to replace the distributor on a timely basis could have a material adverse effect on the Company's business, operating results and financial condition. The Company's operating results may in the future be subject to substantial period-to-period fluctuations as a consequence of such distributor concentration. See "Business--Sales and Marketing."

SIGNIFICANT COMPETITION

  The market for the Company's products is intensely competitive and subject to rapid change. The Company primarily encounters competition from large, public companies, including Microsoft Corporation ("Microsoft"), Oracle Corporation ("Oracle"), Informix Corporation ("Informix"), Sybase, Inc. ("Sybase") and International Business Machines Corporation ("IBM"). Each of these companies offers database software products competitive with the Company's products. In particular, Sybase offers a small memory footprint database software product, SQL Anywhere, which directly competes with the Company's Scalable SQL product. In addition, because there are relatively low barriers to entry in the software market, the Company may encounter additional competition from other established and emerging companies. Most of the Company's competitors have longer operating histories, significantly greater financial, technical, marketing and other resources than the Company, significantly greater name recognition and a large installed base of customers. As a result, the Company's competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the development, promotion and sale of competitive products, than can the Company. There is also a substantial risk that announcements of competing products by large competitors such as Microsoft or Oracle could result in the cancellation of customer orders in anticipation of the introduction of such new products. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address customer needs and which may limit the Company's ability to sell its products through particular distribution partners. Accordingly, new competitors or alliances among current and new competitors may emerge and rapidly gain significant market share. The Company also expects that competition will increase as a result of software industry consolidation. Increased competition is likely to result in price reductions, fewer customer orders, reduced margins and loss of market share, any of which could materially adversely affect the Company. There can be no assurance that the Company will be able to compete successfully against current and future competitors or that the competitive pressures faced by the Company will not materially adversely affect its business, operating results and financial condition.

RELIANCE ON INSTALLED BASE

  In connection with the acquisition of certain software and related technology from Novell in April 1994, the Company entered into a license agreement permitting, among other things, the then-current version of Btrieve to be reproduced and distributed on a royalty-free basis as part of or together with current and future versions of any Novell products, including Novell's NetWare operating system ("NetWare"). The Company derives significant revenues from upgrade sales into the NetWare installed base and sales of the Company's software operating on NetWare represented approximately 60% of the Company's revenues in fiscal 1997. As a result, sales of the Company's products have been and will continue to be influenced by the market acceptance of NetWare. NetWare faces substantial competition from other operating systems, including Microsoft's Windows NT, which the Company believes has a large and growing share of the worldwide market for client/server operating systems. If sales of NetWare decrease, Novell discontinues NetWare or discontinues bundling Btrieve with NetWare or if ISVs, VARs or their end users migrate to competing client/server operating system platforms, and the Company is not able to substantially increase sales of its products that run on competing client/server operating systems, the Company's business, operating results and financial condition would be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Strategy."

PRODUCT CONCENTRATION

  Substantially all of the Company's revenues to date have been attributable to the sale and license of its Btrieve and Scalable SQL products, and these products are currently expected to account for substantially all of the Company's revenues for the foreseeable future. The Company's future operating results are dependent upon continued market acceptance of its Btrieve and Scalable SQL products and enhancements to these products. Consequently, a decline in the demand for, or market acceptance of, the Company's Btrieve and Scalable SQL products as a result of competition, technological change or other factors, would have a material adverse effect on the Company's business, operating results and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business-- Products."

DEPENDENCE ON CONTINUED GROWTH OF THE MARKET FOR CLIENT/SERVER APPLICATIONS AND EMBEDDED DATABASES

  Although demand for client/server applications and embedded databases has grown in recent years, this market is still emerging and there can be no assurance that it will continue to grow or that, even if the market does grow, organizations will continue to adopt the Company's products. The Company has spent, and intends to continue to spend, considerable resources educating potential customers about the Company's embedded database products and the packaged client/server applications market generally. However, there can be no assurance that such expenditures will enable the Company's products to achieve any additional degree of market acceptance. The rate at which organizations have adopted the Company's products has varied significantly by market and by product within each market, and the Company expects to continue to experience such variations with respect to its target markets and products in the future. There can be no assurance that the market for the Company's products will continue to develop or that the Company's products will be widely accepted. Additionally, there can be no assurance that the market for client/server and other applications in which the Company's products are embedded will continue to grow. If the markets for the Company's products or the applications in which they are embedded fail to develop, or develop more slowly than the Company currently anticipates, the Company's business, operating results and financial condition would be materially adversely affected. See "Business--Industry Background," "--Products" and "--Sales and Marketing."

RAPID TECHNOLOGICAL CHANGE AND NEW PRODUCTS

  The market for the Company's products is characterized by rapid technological change, frequent new product introductions and enhancements, uncertain product life cycles, changes in customer demands and evolving industry standards. The introduction of products embodying new technologies and the emergence of new industry standards can render existing products obsolete and unmarketable. The Company's future success will depend upon its ability to continue to enhance its current products and to develop and introduce new products on a timely basis that keep pace with technological developments and satisfy increasingly sophisticated customer requirements. As a result of the complexities inherent in client/server computing environments and the performance demanded by customers for embedded databases, new products and product enhancements can require long development and testing periods. As a result, significant delays in the general availability of such new releases or significant problems in the installation or implementation of such new releases could have a material adverse effect on the Company's business, operating results and financial condition. The Company has experienced delays in the past in the release of new products and new product enhancements. There can be no assurance that the Company will be successful in developing and marketing, on a timely and cost effective basis, new products or new product enhancements that respond to technological change, evolving industry standards or customer requirements, that the Company will not experience difficulties that could delay or prevent the successful development, introduction or marketing of these products or that the Company's new products and product enhancements will achieve market acceptance. See "Business--Research and Development."

RISK OF SOFTWARE DEFECTS

  Software products as complex as those offered by the Company may contain errors or defects, particularly when first introduced or when new versions or enhancements are released. The Company has in the past discovered software errors in certain of its new products after their introduction. There can be no assurance that, despite testing by the Company, defects and errors will not be found in current versions, new versions or enhancements of its products after commencement of commercial shipments, resulting in loss of revenues or delay in market acceptance, which could have a material adverse effect on the Company's business, operating results and financial condition. See "Business-- Research and Development."

YEAR 2000 COMPLIANCE

  Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. Beginning in the year 2000, these date code fields will need to accept four digit entries to distinguish twenty-first century dates from twentieth century dates. As a result, in less than three years, computer systems and/or software used by many companies may need to be upgraded to comply with such "Year 2000" requirements. Significant uncertainty exists in the software industry concerning the potential effects associated with such compliance. Although the latest versions of Btrieve and Scalable SQL are designed to be Year 2000 compliant, an earlier release of Scalable SQL is not Year 2000 compliant. There can be no assurance that the Company's software products that are designed to be Year 2000 compliant contain all necessary date code changes.

  The Company believes that the purchasing patterns of customers and potential customers may be affected by Year 2000 issues in a variety of ways. Many companies are expending significant resources to correct or patch their current software systems for Year 2000 compliance. These expenditures may result in reduced funds available to purchase software products such as those offered by the Company. Potential customers may also choose to defer purchasing Year 2000 compliant products until they believe it is absolutely necessary, thus resulting in potentially stalled market sales within the industry. Conversely, Year 2000 issues may cause other companies to accelerate purchases, thereby causing an increase in short-term demand and a consequent decrease in long-term demand for software products. Additionally, Year 2000 issues could cause a significant number of companies, including current Company customers, to reevaluate their current software needs, and as a result switch to other systems or suppliers. Any of the foregoing could result in a material adverse effect on the Company's business, operating results and financial condition.

MANAGEMENT OF CHANGING BUSINESS

  The Company has recently experienced a period of significant revenue growth and an expansion in the number of its employees, the scope of its operating and financial systems and geographic area of its operations. In particular, the Company had a total of 168 employees at June 30, 1997, as compared to 104 at June 30, 1996. This growth has resulted in new and increased responsibilities for management and has placed a strain upon the Company's financial and other resources. The Company expects that planned expansion of international operations will lead to increased financial and administrative demands, such as increased operational complexity associated with expanded facilities, administrative burdens associated with managing an increasing number of relationships with foreign partners and expanded treasury functions to manage foreign currency risks. The Company's future operating results will also depend on its ability to expand its sales and marketing organizations, further develop its sales channels to penetrate different and broader markets and expand its support organization to accommodate growth in the Company's installed base. The failure of the Company to manage its expansion effectively could have a material adverse effect on the Company's business, operating results and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business--Sales and Marketing" and "Management."

RISKS ASSOCIATED WITH INTERNATIONAL SALES AND OPERATIONS

  During fiscal 1995, 1996 and 1997, the Company derived approximately 41%, 43% and 34% of its revenues, respectively, from sales outside North America with revenues from Japan and Europe, respectively, accounting for 19% and 18%, 18% and 20%, and 12% and 19% of the Company's revenues for these periods. The Company anticipates that for the foreseeable future a significant portion of its revenues will be derived from sources outside North America and the Company intends to continue to expand its sales and support operations internationally. In order to successfully expand international sales, the Company must establish additional foreign operations, expand its international sales channel management and support organizations, hire additional personnel, customize its products for local markets, recruit additional international resellers and increase the productivity of existing international resellers. To the extent that the Company is unable to do so in a timely and cost-effective manner, the Company's sales growth internationally, if any, will be limited, and the Company's business, operating results and financial condition could be materially adversely affected. Even if the Company is able to successfully expand its international operations there can be no assurance that the Company will be able to maintain or increase international market demand for its products. See "Business--Sales and Marketing."

  The Company's international operations are generally subject to a number of risks, including costs of customizing products for foreign countries, protectionist laws and business practices favoring local competition, dependence on local vendors, compliance with multiple, conflicting and changing government laws and regulations, longer sales cycles, greater difficulty or delay in accounts receivable collection, import and export restrictions and tariffs, difficulties in staffing and managing foreign operations, foreign currency exchange rate fluctuations, multiple and conflicting tax laws and regulations and political and economic instability. To date, a majority of the Company's revenues and costs have been denominated in U.S. dollars. However, the Company believes that in the future, an increasing portion of the Company's revenues and costs will be denominated in foreign currencies. Although the Company may from time to time undertake foreign exchange hedging transactions to reduce its foreign currency transaction exposure, the Company does not currently attempt to eliminate all foreign currency transaction exposure. In the event the Company is able to increase its international sales, its total revenues may fluctuate to an even greater extent during the quarter ending September 30 due to weaker European and Japanese demand during the summer months. See "-- Operating Results Subject to Significant Fluctuations; Seasonality" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DEPENDENCE ON KEY PERSONNEL

  The Company's success depends to a significant extent upon the efforts of Ron R. Harris, the Company's President and Chief Executive Officer, and other key management, sales and marketing, technical support and research and development personnel, none of whom are bound by an employment contract. The loss of key management or technical personnel could adversely affect the Company. The Company believes that its future success will depend in large part upon its continuing ability to attract and retain highly skilled managerial, sales and marketing, technical support and research and development personnel. Like other software companies, the Company faces intense competition for such personnel, and the Company has at times experienced and continues to experience difficulty in recruiting qualified personnel. There can be no assurance that the Company will be successful in attracting, assimilating and retaining additional qualified personnel in the future. The loss of the services of one or more of the Company's key individuals, or the failure to attract and retain additional qualified personnel, could have a material adverse effect on the Company's business, operating results and financial condition. See "Business--Employees" and "Management."

LIMITED PROTECTION OF PROPRIETARY TECHNOLOGY; RISKS OF INFRINGEMENT; USE OF LICENSED TECHNOLOGY

  The Company relies primarily on a combination of copyright, trademark and trade secret laws, confidentiality procedures and contractual provisions to protect its proprietary rights. The Company licenses its database software products primarily under "shrink wrap" licenses (i.e., licenses included as part of the product packaging). Shrink wrap licenses are not negotiated with or signed by individual licensees, and purport to take effect upon the opening of the product package. However, the Company believes that such measures afford only limited protection. There can be no assurance that others will not develop technologies that are similar or superior to the Company's technology or design around the copyrights and trade secrets owned by the Company. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company's products or to obtain and use information that the Company regards as proprietary. Policing unauthorized use of the Company's products is difficult, and although the Company is unable to determine the extent to which piracy of its software products exists, software piracy can be expected to be a persistent problem. Embedded software products, like those offered by the Company, can be especially susceptible to software piracy. In addition, the laws of some foreign countries do not protect the Company's proprietary rights as fully as do the laws of the U.S.

  The Company is not aware that it is infringing any proprietary rights of third parties. There can be no assurance, however, that third parties will not claim infringement by the Company of their intellectual property rights. The Company expects that software product developers increasingly will be subject to infringement claims as the number of products and competitors in the Company's industry segment grows and the functionality of products in different industry segments overlaps. Any such claims, with or without merit, could be time consuming to defend, result in costly litigation, divert management's attention and resources, cause product shipment delays or require the Company to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company, if at all. In the event of a successful claim of product infringement against the Company and failure or inability of the Company to either license the infringed or similar technology or develop alternative technology on a timely basis, the Company's business, operating results and financial condition could be materially adversely affected.

  The Company relies upon certain software that it licenses from third parties, including software that is integrated with the Company's internally developed software and used in its products to perform key functions. There can be no assurance that these third-party software licenses will continue to be available to the Company on commercially reasonable terms. The loss of or inability to maintain any such software licenses could result in shipment delays or reductions until equivalent software could be developed, identified, licensed and integrated which could materially adversely affect the Company's business, operating results and financial condition.

PRODUCT LIABILITY

  Although the Company's license agreements with its customers typically contain provisions designed to limit the Company's exposure to potential product liability claims, it is possible that such limitation of liability provisions may not be effective as a result of existing or future laws or unfavorable judicial decisions. The Company has not experienced any material product liability claims to date; however, the sale and support of the Company's products may entail the risks of such claims, which may be substantial in light of the use of the Company's products in business-critical applications. A successful product liability claim brought against the Company could have a material adverse effect on the Company's business, operating results and financial condition. See "Business--Products."

NO PRIOR TRADING MARKET FOR THE COMMON STOCK; POTENTIAL VOLATILITY OF STOCK
PRICE

  Prior to this offering, there has been no public market for the Common Stock, and there can be no assurance that an active trading market will develop or be sustained after this offering. The initial public offering price was determined by negotiation among the Company, the Selling Stockholders and the representatives of the Underwriters, and may not be indicative of the price that will prevail in the open market. See "Underwriting" for a discussion of the factors considered in determining the initial public offering price.

  The market price of the Common Stock is likely to be highly volatile and may be significantly affected by factors such as actual or anticipated fluctuations in the Company's revenues and operating results, announcements of technological innovations, new or enhanced products by the Company or its competitors, developments with respect to copyrights or proprietary rights, conditions and trends in the software and other technology industries, adoption of new accounting standards affecting the software industry, changes in financial estimates by securities analysts, general market conditions and other factors. In addition, the stock market has from time to time experienced significant price and volume fluctuations that have particularly affected the market prices for the securities of technology companies. In the past, following periods of volatility in the market price of a particular company's securities, securities class action litigation has often been brought against the company. There can be no assurance that such litigation will not occur in the future with respect to the Company. Such litigation could result in substantial costs and a diversion of management's attention and resources, which could have a material adverse effect upon the Company's business, operating results and financial condition. See "Underwriting."

CONTROL OF COMPANY BY OFFICERS, DIRECTORS AND FIVE PERCENT STOCKHOLDERS

  Upon the consummation of this offering, the executive officers, directors, five percent or greater stockholders and their affiliates in the aggregate will beneficially own approximately 64.5% of the outstanding

Common Stock (63.8% if the Underwriters' over-allotment option is exercised in full). As a result, acting together these stockholders will be able to exercise effective control over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. Such concentration of ownership may have the effect of delaying or preventing a change in control of the Company. See "Principal and Selling Stockholders."

ANTI-TAKEOVER EFFECTS OF CERTIFICATE OF INCORPORATION, BYLAWS AND DELAWARE LAW

  The Company's Restated Certificate of Incorporation and Bylaws contain certain provisions that may have the effect of discouraging, delaying or preventing a change in control of the Company or unsolicited acquisition proposals that a stockholder might consider favorable, including provisions: authorizing the issuance of "blank check" preferred stock; establishing advance notice requirements for stockholder nominations for elections to the Board of Directors or for proposing matters that can be acted upon at stockholders' meetings; eliminating the ability of stockholders to act by written consent; requiring super-majority voting to approve certain amendments to the Restated Certificate of Incorporation; limiting the persons who may call special meetings of stockholders; and providing for a Board of Directors with staggered, three-year terms. In addition, certain provisions of Delaware law and the Company's 1997 Stock Incentive Plan (the "1997 Plan") may also have the effect of discouraging, delaying or preventing a change in control of the Company or unsolicited acquisition proposals. See "Management--1997 Stock Incentive Plan" and "Description of Capital Stock--Preferred Stock" and "-- Anti-takeover Effects of Provisions of the Certificate of Incorporation, Bylaws and Delaware Law."

SHARES ELIGIBLE FOR FUTURE SALE

  Sales of a substantial number of shares of Common Stock after the offering could adversely affect the market price of the Common Stock and could impair the Company's ability to raise capital through the sale of equity securities. Upon completion of the offering, the Company will have outstanding 13,104,743 shares of Common Stock, assuming no exercise of options after June 30, 1997. Of these shares, the 4,000,000 shares offered hereby (4,600,000 shares if the Underwriters' over-allotment option is exercised in full) will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"), unless purchased by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act ("Rule 144") described below. The remaining 9,104,743 shares of Common Stock outstanding upon completion of the offering will be "restricted securities" as that term is defined in Rule 144.

  Upon the expiration of lock-up agreements (the "Lock-Up Agreements") between certain stockholders of the Company (including the Selling Stockholders) and the representatives of the Underwriters, 180 days after the date of this Prospectus, 7,715,132 shares will be eligible for sale subject to the timing, volume and manner of sale restrictions of Rule 144. In addition, upon the expiration of the lock-up provisions set forth in the stock purchase agreements used under the 1997 Plan and its predecessor plan (the "Plan Stand-Off Agreements"), an additional 1,389,611 shares will become eligible for sale pursuant to Rule 701 under the Securities Act ("Rule 701") beginning 180 days after the date of this Prospectus subject in certain cases to such shares becoming eligible for sale from time to time more than 180 days after the date of this Prospectus as the Company's rights to repurchase such shares expire. In addition to the foregoing, as of June 30, 1997, there were outstanding under the 1997 Plan and its predecessor plan options to purchase an aggregate of 2,259,697 shares of Common Stock. The shares underlying such options will be eligible for sale upon expiration of the lock-up provisions contained in the Plan Stand-Off Agreements beginning 180 days after the date of this Prospectus, subject in certain cases to such shares underlying outstanding options becoming eligible for sale more than 180 days after the date of this Prospectus as such options vest. The Company has agreed not to release shares from the lock-up provisions of the Plan Stand-Off Agreements without the prior written consent of Robertson, Stephens & Company LLC. The Company intends to register, within 180 days following this offering, all shares of Common Stock subject to outstanding options or reserved for issuance under the Company's stock and option plans. Further, certain stockholders holding approximately 9,713,132 shares of Common Stock are entitled to demand registration of their shares of Common Stock at the expiration of the 180-day lock-up period. By exercising their demand registration rights, such stockholders could cause a large number of securities to be registered and sold in the public market, which could have an adverse effect on the market price of the Common Stock. See "Description of Capital Stock" and "Shares Eligible for Future Sale."

IMMEDIATE AND SUBSTANTIAL DILUTION

  The initial public offering price is substantially higher than the book value per share of the outstanding Common Stock. As a result, investors purchasing Common Stock in this offering will incur immediate and substantial dilution. In addition, the Company has issued options to acquire Common Stock at prices significantly below the initial public offering price. To the extent such outstanding options are exercised, there will be further dilution. See "Dilution" and "Shares Eligible for Future Sale."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the shares of Common Stock to be sold by the Company in this offering are estimated to be $17.5 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company. The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Stockholders.

  The principal purposes of the offering are to increase the Company's equity capital, to create a public market for the Common Stock, to facilitate future access by the Company to public equity markets, to provide liquidity for certain of the Company's existing stockholders and to provide increased visibility of the Company in a marketplace where many of its competitors are publicly held companies.

  The Company intends to use the proceeds of the offering for working capital and general corporate purposes. The Company may also use a portion of the net proceeds for possible acquisition of businesses, products and technologies that are complementary to those of the Company. Although the Company has not identified any specific businesses, products or technologies that it may acquire, nor are there any current agreements or negotiations with respect to any such transactions, the Company from time to time evaluates such opportunities. Pending such uses, the Company plans to invest the net proceeds in short-term, interest-bearing, investment-grade securities.

                                DIVIDEND POLICY

  The Company has never declared or paid any cash dividends on its capital stock and does not expect to do so in the foreseeable future. The Company anticipates that all future earnings, if any, generated from operations will be retained by the Company to develop and expand its business. Any future determination with respect to the payment of dividends will be at the discretion of the Board of Directors and will depend upon, among other things, the Company's operating results, financial condition and capital requirements, the terms of then-existing indebtedness, general business conditions and such other factors as the Board of Directors deems relevant. In addition, the terms of the Company's current credit facility prohibits the payment of cash dividends without the lender's consent.

                                CAPITALIZATION

  The following table sets forth the total capitalization of the Company as of June 30, 1997, (i) on an actual basis, (ii) on a pro forma basis to reflect the filing of a Restated Certificate of Incorporation and the conversion of all outstanding shares of the Company's Preferred Stock into Common Stock and
(iii) on such pro forma basis as adjusted to reflect the sale of the shares of Common Stock offered hereby at the initial public offering price of $10.00 per share and the application of the estimated net proceeds therefrom. See "Use of Proceeds." This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus.

                                                         JUNE 30, 1997
                                                 ------------------------------
                                                 ACTUAL   PRO FORMA AS ADJUSTED
                                                 -------  --------- -----------
                                                        (IN THOUSANDS)
Long-term liabilities, net of current portion... $   --    $   --     $   --
Redeemable Convertible Preferred Stock: $0.001
 par value, 3,548,281 shares authorized,
 3,548,281 shares issued and outstanding, actu-
 al; no shares authorized, issued and outstand-
 ing, pro forma and as adjusted.................   4,026       --         --
Stockholders' equity:
 Convertible Preferred Stock: $0.001 par value,
  6,164,851 shares authorized, 6,164,851 shares
  issued and outstanding, actual; 5,000,000
  shares authorized, no shares issued and
  outstanding, pro forma and as adjusted........   3,915       --         --
 Common Stock: $0.001 par value, 15,000,000
  shares authorized, 1,391,611 shares issued and
  outstanding, actual; 75,000,000 shares
  authorized, 11,104,743 shares issued and
  outstanding, pro forma; 75,000,000 shares
  authorized, 13,104,743 shares issued and
  outstanding, as adjusted(1)...................     205     8,146     25,596
 Retained deficit...............................  (4,514)   (4,514)    (4,514)
                                                 -------   -------    -------
  Total stockholders' equity (deficit)..........    (394)    3,632     21,082
                                                 -------   -------    -------
    Total capitalization........................ $ 3,632    $3,632    $21,082
                                                 =======   =======    =======

--------
(1) Excludes 2,259,697 shares subject to options outstanding as of June 30, 1997 at a weighted exercise price of $0.59 per share; and 1,168,914 shares reserved for issuance under the Company's stock plans. See "Management-- 1997 Stock Incentive Plan," "--Employee Stock Purchase Plan" and Note 6 of Notes to Consolidated Financial Statements.

                                   DILUTION

  The pro forma net tangible book value of the Company as of June 30, 1997, giving effect to the conversion of all outstanding shares of Preferred Stock into Common Stock upon the closing of this offering, was $3.6 million, or approximately $0.33 per share. "Pro forma net tangible book value" per share represents the amount of total tangible assets of the Company less total liabilities, divided by the number of shares of Common Stock outstanding on an as-converted basis. The pro forma net tangible book value of the Company as of June 30, 1997 would have been $21.1 million, or $1.61 per share after giving effect to the conversion of the Preferred Stock and the sale of 2,000,000 shares of Common Stock offered by the Company in this offering at the initial public offering price of $10.00 per share and the application of the estimated net proceeds therefrom. This represents an immediate increase in pro forma net tangible book value of $1.28 per share to existing stockholders and an immediate dilution of $8.39 per share to investors purchasing shares of Common Stock in the offering. The following table illustrates this per share dilution:

   Initial public offering price ................................       $10.00
     Pro forma net tangible book value as of June 30, 1997....... $0.33
     Increase attributable to new investors......................  1.28
                                                                  -----
   Adjusted pro forma net tangible book value as of June 30,
    1997.........................................................         1.61
                                                                        ------
   Dilution to new investors.....................................       $ 8.39
                                                                        ======

  The following table summarizes, on a pro forma basis as of June 30, 1997, the difference between the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid by existing stockholders and by the new investors (before deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company) at the initial public offering price of $10.00 per share.

                             SHARES PURCHASED  TOTAL CONSIDERATION
                            ------------------ ---------------------- AVERAGE PRICE
                              NUMBER   PERCENT   AMOUNT       PERCENT   PER SHARE
                            ---------- ------- -----------    ------- -------------
   Existing stockholders... 11,104,743   84.7% $ 8,146,000(1)   28.9%    $ 0.73
   New investors(2)........  2,000,000   15.3   20,000,000      71.1      10.00
                            ----------  -----  -----------     -----
     Totals................ 13,104,743  100.0% $28,146,000     100.0%
                            ==========  =====  ===========     =====

--------
(1) Includes $1.5 million of non-cash consideration attributable to certain assets transferred by Novell to the Company.
(2) Sales by the Selling Stockholders in this offering will reduce the number of shares held by existing stockholders to 9,104,743, or 69.5% (8,504,743, or 64.9%, if the Underwriters' over-allotment option is exercised in full), and will increase the number of shares held by new investors to 4,000,000, or 30.5% (4,600,000, or 35.1%, if the Underwriters' over-
    allotment option is exercised in full), of the total number of shares of Common Stock outstanding after this offering. See "Principal and Selling Stockholders."

  As of June 30, 1997, there were 2,259,697 shares subject to options outstanding at a weighted exercise price of $0.59 per share; and an additional 1,168,914 shares were reserved for issuance under the Company's stock plans. To the extent outstanding options are exercised, there will be further dilution to new investors. See "Management--1997 Stock Incentive Plan," "-- Employee Stock Purchase Plan" and Note 6 of Notes to Consolidated Financial Statements.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The following selected consolidated financial data should be read in conjunction with the Consolidated Financial Statements and Notes thereto and with "Management's Discussion and Analysis of Financial Condition and Results of Operations," which are included elsewhere in this Prospectus. The consolidated statements of operations data for the fiscal years ended June 30, 1995, 1996 and 1997, and the consolidated balance sheet data at June 30, 1996 and 1997 are derived from audited consolidated financial statements included elsewhere in this Prospectus. The consolidated statements of operations data for the period from January 12, 1994 (inception) to June 30, 1994, and the consolidated balance sheet data at June 30, 1994 and 1995 are derived from audited consolidated financial statements not included herein.

                                       PERIOD FROM
                                     JANUARY 12, 1994  YEAR ENDED JUNE 30,
                                      (INCEPTION) TO  ------------------------
                                      JUNE 30, 1994    1995    1996     1997
                                     ---------------- ------  -------  -------
                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENTS OF
 OPERATIONS DATA:
Revenues...........................      $   933      $8,601  $13,476  $24,481
Costs and expenses:
  Cost of revenues and technical
   support.........................          424       1,997    2,605    3,310
  Sales and marketing..............          216       3,864    6,998   10,034
  Research and development.........        2,303       2,399    4,477    5,996
  General and administrative.......          198         996    2,505    2,886
                                         -------      ------  -------  -------
Total costs and expenses...........        3,141       9,256   16,585   22,226
                                         -------      ------  -------  -------
Operating income (loss)............       (2,208)       (655)  (3,109)   2,255
  Interest and other income, net...            5          86       99       55
  Provision for income taxes.......          --         (129)    (170)    (593)
  Minority interest in (earnings)
   loss of subsidiary..............          --           89      (25)    (127)
                                         -------      ------  -------  -------
Net income (loss)..................      $(2,203)     $ (609) $(3,205) $ 1,590
                                         =======      ======  =======  =======
Pro forma net income per share(1)..                                    $  0.12
                                                                       =======
Shares used in computing pro forma
 net income per share(1)...........                                     13,368
                                                                       =======

                                                        JUNE 30,
                                             --------------------------------
                                              1994    1995    1996     1997
                                             ------- ------- -------  -------
                                                     (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Working capital............................. $ 1,281 $ 5,740 $ 1,768  $ 1,560
Total assets................................   2,937   8,480   7,471   10,445
Long-term liabilities, net of current
 portion....................................     958   1,006     621      --
Redeemable convertible preferred stock......     --    4,026   4,026    4,026
Total stockholders' equity (deficit)........   1,562   1,061  (2,083)    (394)

--------
(1) Pro forma net income per share reflects the conversion of all outstanding shares of Preferred Stock into Common Stock. See Note 2 of Notes to Consolidated Financial Statements for an explanation of the method used to determine the number of shares used in computing pro forma net income per share.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ significantly from the results discussed in the forward-looking statements as a result of certain factors, including, but not limited to, those discussed in "Risk Factors" and elsewhere in this Prospectus.

OVERVIEW

  Pervasive is a leading provider of embedded database software designed to enable the cost-effective development, deployment and support of low-maintenance, packaged client/server applications. The Company has experienced significant revenue growth over the last three years and has been profitable for the five most recent fiscal quarters. The Company markets and sells its products through indirect channels by targeting both ISVs that build packaged client/server applications and VARs that recommend and sell applications to end users. The Company markets, sells and supports its products worldwide through its principal office in Austin, Texas and through offices in Frankfurt, Paris, Brussels and Dublin. In May 1995, the Company acquired a controlling interest in a newly formed entity located in Tokyo, Btrieve Technologies Japan, Ltd., to further the localization and sale of the Company's products in Japan.

  The Company was founded in January 1994 and, in April 1994, entered into an Asset Purchase Agreement with Novell (the "Novell Agreement") whereby the Company acquired certain software and technology related to Btrieve and Scalable SQL. Since April 1994, the Company has developed and released multiple Btrieve and Scalable SQL products for multiple operating system platforms, including Microsoft Windows NT. Significant releases of Btrieve and Scalable SQL since inception include Btrieve 6.15 server engine for NetWare in March 1995, Btrieve 6.15 server engine for Windows NT in May 1995, Btrieve
6.15 server engine for OS/2 Warp in December 1996, Scalable SQL 3.0 server engine for Windows NT in May 1995 and Scalable SQL 4 server engines for Windows NT and NetWare in February 1997.

  The Company derives its revenues primarily from shrink wrap licenses through ISVs, VARs and distributors and from OEM license agreements with ISVs. Additionally, the Company generates revenues from user count upgrades as well as from upgrades to client/server environments from single workstation or peer-to-peer environments. Shrink wrap license fees depend on both the user count of the license and whether the license is for the Company's client- or server-based products. The Company's OEM licensing program offers ISVs volume discounts and specialized technical support, training and consulting in exchange for embedding the Company's products in packaged applications and paying to the Company a royalty based on sales of the applications.

  Revenues are generally recognized from the license of software upon the later of shipment or when all significant vendor obligations have been satisfied. Revenues related to agreements involving nonrefundable fixed minimum license fees are generally recognized upon delivery of the product master or first copy if no significant vendor obligations remain. Per copy royalties in excess of a fixed minimum amount are recognized as revenues when such amounts are reported to the Company. The Company operates with virtually no order backlog because its software products are shipped shortly after orders are received, which makes product revenues in any quarter substantially dependent on orders booked and shipped throughout that quarter. The Company enters into agreements with certain distributors that provide for certain stock rotation and price protection rights. These rights allow the distributor to return products in a non-cash exchange for other products or for credits against future purchases. The Company reserves for the cost of estimated sales returns, stock rotation and price protection rights, as well as for uncollectable accounts based on experience. See "Risk Factors--Operating Results Subject to Significant Fluctuations; Seasonality," "--Dependence on Indirect Sales Channel; Distributor Concentration" and Note 2 of Notes to Consolidated Financial Statements.

  Although the Company's revenues have increased in recent periods, profitability has been marginal and, except for the quarters ended September 30, 1994 and December 31, 1994, the Company incurred net losses in each quarter from inception through the quarter ended March 31, 1996 and as of June 30, 1997, the Company had an accumulated deficit of approximately $4.5 million. There can be no assurance that the Company's revenues will grow in future periods, that they will grow at past rates, or that the Company will remain profitable on a quarterly or annual basis in the future. Substantially all of the Company's revenues to date have been attributable to the sale and license of its Btrieve and Scalable SQL products, and these products are currently expected to account for substantially all of the Company's revenues for the foreseeable future. The Company's future operating results are dependent upon continued market acceptance of its Btrieve and Scalable SQL products and enhancements to these products. Consequently, a decline in the demand for, or market acceptance of, the Company's Btrieve and Scalable SQL products as a result of competition, technological change or other factors, would have a material adverse effect on the Company's business, operating results and financial condition. See "Risk Factors--Limited Operating History; Marginal Profitability; Future Operating Results Uncertain," "--Operating Results Subject to Significant Fluctuations; Seasonality" and "--Product Concentration."

RESULTS OF OPERATIONS

  The following table sets forth for the periods indicated the percentage of revenues represented by certain lines in the Company's consolidated statements of operations:

                                                   YEAR ENDED JUNE 30,
                                                   --------------------------
                                                    1995      1996      1997
                                                   ------    ------    ------
   Revenues.......................................    100%      100%      100%
   Costs and expenses:
     Cost of revenues and technical support.......     23        19        14
     Sales and marketing..........................     45        52        41
     Research and development.....................     28        33        24
     General and administrative...................     12        19        12
                                                   ------    ------    ------
   Total costs and expenses.......................    108       123        91
                                                   ------    ------    ------
   Operating income (loss)........................     (8)      (23)        9
     Interest and other income, net...............      1         1        --
     Provision for income taxes...................     (1)       (2)       (2)
     Minority interest in (earnings) loss of sub-
      sidiary.....................................      1        --        (1)
                                                   ------    ------    ------
   Net income (loss)..............................     (7)%     (24)%       6%
                                                   ======    ======    ======

 Revenues

  The Company's revenues increased from $8.6 million in fiscal 1995 to $13.5 million in fiscal 1996 and to $24.5 million in fiscal 1997, representing growth of 57% in fiscal 1996 and 81% growth in fiscal 1997. The increase in the Company's revenues from fiscal 1995 to fiscal 1996 was attributable primarily to the increased revenues from the Company's OEM licensing programs. The increase in the Company's revenues from fiscal 1996 to fiscal 1997 was attributable primarily to increased market acceptance of the Company's recent product releases, principally product releases for Windows NT. The Company believes the increase in revenues from fiscal 1996 to 1997 was also attributable to market acceptance of price increases for most products instituted in June 1996. Although the Company's revenues have increased in recent periods, there can be no assurance that the Company's revenues will grow in future periods, that they will grow at past rates or that the Company will remain profitable on a quarterly or annual basis in the future. See "Risk Factors--Limited Operating History; Marginal Profitability; Future Operating Results Uncertain" and "--Operating Results Subject to Significant Fluctuations; Seasonality."

  Prior to April 1994, Novell bundled then-current versions of Btrieve database technology with its NetWare product. As part of the Novell Agreement, the Company granted to Novell a worldwide, non-exclusive, perpetual, royalty-free license to continue to bundle these versions of Btrieve with Novell operating systems, including NetWare. Shortly thereafter, the Company developed and released upgraded versions of Btrieve and began charging a promotional license fee to customers. Effective June 1, 1996, the Company discontinued its promotional pricing and significantly increased the list prices of most of its Btrieve products in North America and Europe. The effect of the list price increase, combined with the effect of changes in product and channel mix, has been an increase of approximately 97% in average sales price per shrink wrap unit in fiscal 1997 relative to fiscal 1996. The number of units sold increased in anticipation of the pricing increase, and decreased in the quarter immediately subsequent to the price increase. However, the average sales price per shrink wrap unit has remained relatively constant since the price increase and the number of units sold in each of the last two fiscal quarters exceeded the number of units sold in the quarter ended March 31, 1996, the quarter prior to the price increase.

  Revenues attributable to licenses of the Company's software operating on NetWare represented approximately 60% of the Company's revenues in fiscal 1997. Revenues attributable to licenses of the Company's software operating on Windows NT increased in dollar amount and as a percentage of total revenues in each quarter of fiscal 1997 and represented approximately 25% of the Company's revenues in fiscal 1997, up from approximately 10% in fiscal year 1996. The Company believes this increase in percentage of revenues related to Windows NT is primarily due to increased market acceptance of the Company's software operating on the Windows NT platform. The percentages of the Company's revenues attributable to licenses of its software operating on particular platforms are subject to change from time to time due to a number of factors outside the Company's control, such as changing market acceptance and penetration of the various operating system platforms supported by the Company and the relative mix of development and installation by ISVs and VARs of application software operating on such platforms. As a result, the Company has limited ability to predict the percentage of revenues attributable to particular operating system platforms and there can be no assurance that the Company's revenues attributable to licenses of its software operating on Windows NT, or any other operating system platform, will grow in the future, or at all.

  International Revenues. International revenues, consisting of all revenues from customers located outside of North America, were $3.6 million, $5.7 million and $8.3 million in fiscal 1995, 1996 and 1997, representing 41%, 43% and 34% of revenues, respectively. The increase in dollar amount in each period was primarily attributable to increased market acceptance of the Company's new product releases, principally new product releases for Windows NT. The decrease in international revenues as a percentage of revenues from fiscal 1996 to 1997 was primarily due to the increasing contribution to revenues from the Company's domestic OEM licensing program and, to a lesser extent, from the June 1996 price increase. The Company believes that revenues from international markets represent a significant opportunity and expects that international revenues will account for an increasing portion of its revenues in the future as the Company expands internationally, primarily in Europe and Japan but also in other areas of the world. For a discussion of the risks associated with international sales, see "Risk Factors--Risks Associated with International Sales and Operations" and Notes 8 and 12 of Notes to Consolidated Financial Statements.

 Costs and Expenses

  Cost of Revenues and Technical Support. Cost of revenues and technical support consists primarily of the cost to manufacture and fulfill orders for the Company's shrink wrap software products and the cost to provide technical support, primarily telephone support, which is typically provided within 30 days of purchase. Cost of revenues and technical support was $2.0 million, $2.6 million and $3.3 million in fiscal 1995, 1996 and 1997, representing 23%, 19% and 14% of revenues, respectively. The dollar increase in cost of revenues and technical support from fiscal 1995 to fiscal 1996 was primarily attributable to increased cost of sales related to increased sales volume. The dollar increase in cost of revenues and technical support from fiscal 1996 to fiscal 1997 was primarily due to additional investment in technical support personnel and related technical support resources. The Company anticipates that cost of revenues and technical support will continue to increase in dollar amount as the Company incurs higher support costs anticipated with the expansion of international operations and that such costs could vary as a percentage of revenues relative to fiscal 1997.

  Sales and Marketing. Sales and marketing expenses consist primarily of salaries, commissions and bonuses earned by sales and marketing personnel, foreign sales office expenses, travel and entertainment and promotional expenses. Sales and marketing expenses were $3.9 million, $7.0 million and $10.0 million in fiscal 1995, 1996 and 1997, representing 45%, 52% and 41% of revenues, respectively. The increases, both in dollar amount and as a percentage of revenues, from fiscal 1995 to 1996, were primarily due to a deliberate program of increased investment in most aspects of the Company's infrastructure, including sales and marketing, following the closing of the sale of $2.7 million of preferred stock in April 1995. The increase in sales and marketing expenses during that period was primarily attributable to increased costs associated with expanded marketing programs and lead generation activities and, to a lesser extent, increased costs associated with the hiring of additional sales and marketing personnel. The increase in dollar amounts from fiscal 1996 to 1997 was primarily attributable to increased costs associated with hiring additional sales and marketing personnel and, to a lesser extent, increased infrastructure costs associated with foreign sales office expansion, partially offset by a reduction of approximately $1.2 million in marketing costs associated with the Company's shift away from advertising toward more direct mail oriented lead generation activities. Sales and marketing expenses decreased as a percentage of revenues in fiscal 1997 primarily because of significant revenue growth that outpaced sales and marketing expenditures. The Company expects that sales and marketing expenses will continue to increase in dollar amount as the Company continues to hire additional sales and marketing personnel, increase lead generation activities and expand the international reach of its activities. Sales and marketing expenses are likely to continue to fluctuate as a percentage of revenues due to the timing of costs associated with new product releases and international expansion activities.

  Research and Development. Research and development expenses primarily consist of personnel and related costs. Research and development expenses were $2.4 million, $4.5 million and $6.0 million in fiscal 1995, 1996 and 1997, representing 28%, 33% and 24% of revenues, respectively. The increases, both in dollar amount and as a percentage of revenues, from fiscal 1995 to 1996, are primarily due to the increased investments in the Company's infrastructure following the April 1995 private financing, in particular the hiring of, and contracting with, additional research and development personnel. The increases in dollar amounts from fiscal 1996 to 1997 reflect a continuation of these trends. Research and development expenses decreased as a percentage of revenues in fiscal 1997 primarily because of significant revenue growth that outpaced research and development expenditures. The Company anticipates that it will continue to devote substantial resources to research and development and that such expenses will continue to increase in dollar amount.

  Research and development expenses are generally charged to operations as incurred. Costs that were eligible for capitalization in accordance with Statement of Financial Accounting Standards No. 86 were insignificant during these periods, and accordingly the Company charged all software development costs to research and development expenses. The Company capitalized certain costs related to the technology acquired from Novell in 1994, which were fully amortized as of the end of fiscal 1996. See Note 2 of Notes to Consolidated Financial Statements.

  General and Administrative. General and administrative expenses primarily consist of the personnel and other costs of the Company's finance, human resources, information systems and administrative departments. General and administrative expenses were $1.0 million, $2.5 million and $2.9 million in fiscal 1995, 1996 and 1997, representing 12%, 19% and 12% of revenues, respectively. The increases, both in dollar amount and as a percentage of revenues, from fiscal 1995 to 1996, were primarily due to the increased investments in the Company's infrastructure following the April 1995 private financing, in particular the increased staffing and associated expenses necessary to manage and support the Company's increased scale of operations, both domestically and internationally. The increases in dollar amounts from fiscal 1996 to 1997 reflect a continuation of these trends. General and administrative expenses decreased as a percentage of revenues in fiscal 1997 primarily because of significant revenue growth that outpaced general and administrative expenditures. The Company believes that its general and administrative expenses will continue to increase in dollar amount in fiscal 1998 as a result of the expansion of the Company's administrative staff to support its growing international operations and as a result of an increase in expense associated with being a public company.

  Provision for Income Taxes. Provision for income taxes was approximately $129,000, $170,000, and $593,000 in fiscal 1995, 1996 and 1997, respectively.
Tax expense in fiscal 1995 and 1996, and an insignificant portion of the tax expense in fiscal 1997, represents withholding taxes paid or accrued to be paid to foreign countries on royalties earned by the Company. The Company had domestic and foreign net operating loss carryforwards of approximately $422,000 at June 30, 1996, which were fully utilized in fiscal 1997. The Company believes that, based on a number of factors, it is more likely than not that a substantial amount of the Company's deferred tax assets may not be realized. These factors include a limited history of profitability, recent increases in expense levels to support the Company's growth, the lack of carryback capacity to realize the deferred tax assets and the fact that the Company operates in an intensely competitive market subject to rapid change. Accordingly, the Company has recorded a valuation allowance to the extent deferred tax assets exceed the potential benefit from carryback of deferred items to offset current or prior year taxable income. The Company had an effective tax rate of 26% in fiscal 1997 and expects its effective tax rate to increase in the future as the Company fully utilized its net operating loss carryforwards in fiscal 1997. See Note 4 of Notes to Consolidated Financial Statements.

RECENTLY ISSUED ACCOUNTING STANDARD

  In February 1997, the Financial Accounting Standards Board issued Statement No. 128 ("SFAS No. 128"), Earnings per Share, which the Company is required to adopt by June 30, 1998. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. The impact of SFAS No. 128 on the calculation of pro forma fully diluted earnings per share for fiscal 1997 is not expected to be material. Under the new requirements for calculating primary earnings per share, the dilutive effect of common stock equivalents will be excluded. The impact is expected to result in an increase in pro forma earnings per share for fiscal 1997 of $0.77 per share, resulting in a basic pro forma earnings per share of $0.89.

QUARTERLY RESULTS OF OPERATIONS

  The following tables set forth certain unaudited consolidated statements of operations data for the eight quarters ended June 30, 1997, as well as the percentage of the Company's revenues represented by each item. This data has been derived from unaudited interim consolidated financial statements prepared on the same basis as the audited Consolidated Financial Statements contained herein and include all adjustments (consisting only of normal recurring adjustments) that the Company considers necessary for a fair presentation of such information when read in conjunction with the Consolidated Financial Statements and Notes thereto.

                                                   QUARTER ENDED
                         --------------------------------------------------------------------------
                         SEPT. 30   DEC. 31   MAR. 31   JUNE 30  SEPT. 30 DEC. 31  MAR. 31  JUNE 30
                           1995      1995      1996      1996      1996    1996     1997     1997
                         --------   -------   -------   -------  -------- -------  -------  -------
                                                  (IN THOUSANDS)
Revenues................ $ 2,483    $ 3,171   $ 3,097   $4,725    $5,090  $5,676   $6,418   $7,297
Costs and expenses:
 Cost of revenues and
  technical support.....     506        651       665      783       734     744      861      971
 Sales and marketing....   1,675      1,873     1,883    1,567     1,905   2,481    2,651    2,997
 Research and develop-
  ment..................     894      1,063     1,304    1,216     1,120   1,204    1,691    1,981
 General and administra-
  tive..................     475        733       673      624       709     715      672      790
                         -------    -------   -------   ------    ------  ------   ------   ------
Total costs and ex-
 penses.................   3,550      4,320     4,525    4,190     4,468   5,144    5,875    6,739
                         -------    -------   -------   ------    ------  ------   ------   ------
Operating income
 (loss).................  (1,067)    (1,149)   (1,428)     535       622     532      543      558
 Interest and other in-
  come (expense), net...      39         34        18        8        17      25       16       (3)
 Provision for income
  taxes.................     (29)       (51)      (45)     (45)     (164)   (144)    (143)    (142)
 Minority interest in
  (earnings) loss of
  subsidiary............     (12)        --       (13)      --       (17)    (23)     (44)     (43)
                         -------    -------   -------   ------    ------  ------   ------   ------
Net income (loss)....... $(1,069)   $(1,166)  $(1,468)  $  498    $  458  $  390   $  372   $  370
                         =======    =======   =======   ======    ======  ======   ======   ======
AS A PERCENTAGE OF
 REVENUES:
Revenues................     100%       100%      100%     100%      100%    100%     100%     100%
Costs and expenses:
 Cost of revenues and
  technical support.....      20         21        21       17        14      13       13       13
 Sales and marketing....      68         59        61       33        38      44       42       41
 Research and develop-
  ment..................      36         33        42       26        22      21       26       27
 General and administra-
  tive..................      19         23        22       13        14      13       11       11
                         -------    -------   -------   ------    ------  ------   ------   ------
Total costs and ex-
 penses.................     143        136       146       89        88      91       92       92
                         -------    -------   -------   ------    ------  ------   ------   ------
Operating income
 (loss).................     (43)       (36)      (46)      11        12       9        8        8
 Interest and other in-
  come (expense), net...       1          1        --       --        --      --       --       --
 Provision for income
  taxes.................      (1)        (2)       (1)      (1)       (3)     (2)      (2)      (2)
 Minority interest in
  (earnings) loss of
  subsidiary............      --         --        --       --        --      --       --       (1)
                         -------    -------   -------   ------    ------  ------   ------   ------
Net income (loss).......     (43)%      (37)%     (47)%     10%        9%      7%       6%       5%
                         =======    =======   =======   ======    ======  ======   ======   ======

  Revenues increased 53% in the quarter ended June 30, 1996 compared to the quarter ended March 31, 1996. This increase was primarily the result of increased unit sales of the Company's products prior to the June 1996 price increase. The significantly increased sales volume during that period led to a corresponding decrease in sales volume in the following period. Revenues increased in each quarter since the June 1996 price increase, however, due to other factors such as increased market acceptance of new product releases, particularly for the Windows NT platform, and increased market acceptance of the Company's pricing strategy. Quarterly costs and expenses have generally increased primarily due to increased staffing levels in the Company's technical support, sales and marketing, research and development and administrative organizations, and related increases in costs such as facilities, equipment and travel.

  The Company's quarterly revenues, expenses and operating results have varied significantly in the past and are likely to vary significantly in the future due to a variety of factors such as demand for the Company's products, the size and timing of significant orders and their fulfillment, the number, timing and significance of product enhancements and new product announcements by the Company and its competitors, changes in pricing policies by the Company or its competitors, customer order deferrals in anticipation of enhancements or new products offered by the Company or its competitors, the ability of the Company to develop, introduce and market new and enhanced versions of its products on a timely basis, changes in the Company's level of operating expenses, budgeting cycles of its customers, product life cycles, software defects and other product quality problems, the Company's ability to attract and retain qualified personnel, changes in the Company's sales incentive plans, changes in the mix of domestic and international revenues, the level of international expansion, foreign currency exchange rate fluctuations, performance of indirect channel partners, changes in the mix of indirect channels through which the Company's products are offered, the impact of acquisitions of competitors and indirect channel partners, the Company's ability to control costs and general domestic and international economic and political conditions. The Company operates with virtually no order backlog because its software products are shipped shortly after orders are received, which makes product revenues in any quarter substantially dependent on orders booked and shipped throughout that quarter. As a result, if orders in the first month or two of a quarter fall short of expectations, it is unlikely that the Company will be able to meet its revenue targets for that quarter. In addition, the Company is substantially reliant upon indirect sales channels over which the Company has little or no control. Moreover, the Company's expense levels are based to a significant extent on the Company's expectations of future revenues and therefore are relatively fixed in the short term. If revenue levels are below expectations, operating results are likely to be adversely and disproportionately affected because only a small portion of the Company's expenses vary with its revenues. In addition, the Company's quarterly revenues and income may also vary significantly due to seasonal factors. Although the Company's revenues have increased in recent periods and the Company was profitable in fiscal 1997, there can be no assurance that the Company's revenues will grow in future periods, that they will grow at past rates, or that the Company will remain profitable on a quarterly basis, if at all. Based upon all of the foregoing, the Company believes that the Company's quarterly revenues, expenses and operating results are likely to vary significantly in the future, that period-to-period comparisons of its results of operations are not necessarily meaningful and that, in any event, such comparisons should not be relied upon as indications of future performance. See "Risk Factors-- Limited Operating History; Marginal Profitability; Future Operating Results Uncertain" and "--Operating Results Subject to Significant Fluctuations; Seasonality."

LIQUIDITY AND CAPITAL RESOURCES

  Since its inception, the Company has funded its operations and met its capital expenditure requirements through the private sale of $6.4 million of Preferred Stock and cash generated from operating activities. Cash generated from operating activities was insignificant in fiscal 1995 and cash used in operating activities was $1.5 million in fiscal 1996. Cash generated from operating activities was $3.7 million in fiscal 1997. For such periods cash generated by, or used in, operating activities resulted primarily from net income or net losses, net of changes in working capital.

  To date, the Company's investing activities have consisted primarily of capital expenditures totaling approximately $598,000, $843,000 and $2.2 million in fiscal 1995, 1996 and 1997, respectively, to acquire equipment, mainly computer hardware and software, for the Company's growing employee base. The Company expects that its capital expenditures will increase as the Company's employee base grows. At June 30, 1997, the Company did not have any material commitments for capital expenditures.

  At June 30, 1997, the Company had $4.1 million in cash and cash equivalents and $1.6 million in working capital. The Company has a $2.0 million revolving line of credit and a $2.0 million equipment line with Texas Commerce Bank, but has at no time borrowed under such lines. Total borrowings under the revolving line are limited generally to 80% of eligible receivables with interest at the bank's prime lending rate. On June 30, 1997, the Company had approximately $2.1 million of borrowing capacity under the two lines. The Company's lines of credit contain certain financial covenants and restrictions as to various matters including the Company's ability to pay cash dividends and effect mergers or acquisitions without the bank's prior approval. The Company is currently in compliance with such financial covenants and restrictions. The Company has granted a first priority security interest in substantially all of its tangible assets as security for its obligations under its credit lines. See Note 9 of Notes to Consolidated Financial Statements.

  The Company believes that the net proceeds from the offering, existing cash and cash equivalents and cash generated from operating activities will be adequate to meet its cash needs for at least the next 12 months. Thereafter, the Company may require additional funds to support its working capital requirements or for other purposes and may seek to raise such additional funds through public or private equity financing or from other sources. There can be no assurance that additional financing will be available at all or that if available, such financing will be obtainable on terms favorable to the Company or that any additional financing would not be dilutive.

                                   BUSINESS

  The following description of the Company's business should be read in conjunction with the information included elsewhere in this Prospectus. This description contains certain forward-looking statements that involve risks and uncertainties. The Company's actual results could differ significantly from the results discussed in the forward-looking statements as a result of certain of the risk factors set forth below and elsewhere in this Prospectus.

OVERVIEW

  Pervasive is a leading provider of embedded database software designed to enable the cost-effective development, deployment and support of low-maintenance, packaged client/server applications. The Company's database engines, Btrieve and Scalable SQL, are well suited for integration by software developers into business-critical applications that are reliable and scalable and can be rapidly deployed. These products enable independent software vendors ("ISVs") and value added resellers ("VARs") to develop, deploy and support packaged client/server applications that provide robust functionality and low overall cost of ownership to end users. In addition, the Company's comprehensive approach to selling, marketing and supporting its products is designed to address the specific needs of ISVs, VARs, in-house development organizations and their end users. The Company markets, sells and supports its products worldwide through its principal office in Austin, Texas and through offices in Frankfurt, Paris, Brussels, Dublin and Tokyo.

INDUSTRY BACKGROUND

  Organizations are increasingly recognizing the importance of collecting, analyzing and disseminating information to obtain competitive advantage. This information is increasingly generated by sophisticated client/server applications and managed by underlying database software that allow for decentralized decision making and broader access to critical business information. The benefits of client/server systems and computing trends such as improved hardware price performance and the proliferation of application development tools, have resulted in significant growth in the market for packaged client/server applications and underlying database software. According to Business Research Group, the domestic market for client/server software was approximately $25 billion in 1996, and is projected to grow to over $60 billion in 2000. In addition, according to Dataquest, the worldwide database software market was approximately $5.7 billion in 1996, and is projected to grow to approximately $9.4 billion in 2000.

  Client/server computing environments are inherently complex, typically involving a variety of hardware, operating systems, networking protocols, applications and database software. It is likely that this complexity will increase over time as organizations seek to exploit new technologies, such as the Internet, intranets and mobile computing. As a result of this complexity, large and costly information technology departments, typically found in large organizations, are required to develop, deploy and support applications built on enterprise-scale database software.

  Many small and mid-sized organizations, including departments of large organizations, also face competitive pressures to achieve the benefits associated with client/server computing. These organizations typically do not have the information technology budgets, infrastructure, personnel or computing expertise required to deploy and support client/server applications built on enterprise-scale database software. Consequently, these organizations have been slow to adopt client/server computing environments. Business Research Group estimates that, in 1997 approximately 22% of domestic organizations with less than 1,000 employees have deployed client/server applications while more than 90% of larger organizations have deployed such applications. According to 1990 U.S. Census data, in the U.S. alone there were over 6 million organizations with less than 1,000 employees, not including departments of larger organizations whose needs often mirror those of smaller organizations.

  This relatively low penetration of client/server applications in small and mid-sized organizations has created a market opportunity for ISVs and VARs. To effectively capitalize on this market opportunity, ISVs and VARs must develop, deploy and support packaged client/server applications that meet their customers' robust functionality needs and run in environments that often lack a well developed information technology infrastucture. Only then can ISVs and VARs provide the benefits of client/server computing, ease of implementation and low overall cost of ownership that small and mid-sized organizations require. ISVs and VARs must also be able to develop, deploy and support their applications without having to become an expert in the complexities of client/server computing.

  To provide these benefits, ISVs and VARs require embeddable database software that facilitates the development, deployment and support of packaged client/server applications. ISVs require database software that enables them to develop these applications with minimal investments in networking, communications or client/server database expertise. VARs require reliable, high-performance, low-maintenance database software that they can cost-effectively deploy and support. Low-end desktop database products do not meet the needs of this market because they typically lack the scalability and functionality required for developing full featured client/server applications and are often sold through retail channels that provide minimal deployment or support to their customers. Likewise, enterprise-scale database software fails to meet the needs of this market because it typically either requires a large and costly information technology department or results in prohibitively high implementation and support costs. Accordingly, there is a need for reliable, high-performance, low-maintenance database software that enables ISVs and VARs to cost-effectively develop, deploy and support robust client/server applications targeted at small and mid-sized organizations and departments of larger organizations.

THE PERVASIVE SOLUTION

  Pervasive is a leading provider of embedded database software designed to enable the cost-effective development, deployment and support of low-maintenance, packaged client/server applications. The Company's database engines, Btrieve and Scalable SQL, are well suited for integration by software developers into business-critical applications that are reliable and scalable and can be rapidly deployed. These products enable the Company's ISV and VAR customers to develop, deploy and support packaged client/server applications that, in turn, provide robust functionality and low overall cost of ownership to their small and mid-sized customers. In addition, the Company's comprehensive approach to selling, marketing and supporting its products is designed to address the specific needs of ISVs, VARs, in-house development organizations and their end users.

  The Company's database software simplifies application development by enabling developers to write applications that are capable of running on multiple platforms and that can scale with little or no modification from single workstation to peer-to-peer and client/server environments. The Company's products currently operate on the Windows NT, NetWare, Windows 95, Windows 3.1, OS/2 Warp and DOS operating platforms. In addition, the software is designed to allow developers to exercise a high degree of control over the database engine, enabling the tight integration, or embedding, of the database into their applications. As a result, packaged applications built on the Company's embedded databases enable organizations to implement client/server systems and automate critical business functions without the costs and complexities typically associated with enterprise-class client/server applications. In addition, the architecture of the Company's products incorporates network and communications protocols which monitor and manage the client/server connection. Further, the small memory footprint of the Company's software requires significantly smaller investments in memory and computing power than enterprise-class database software and permits portability to a wide range of PC desktop and server systems as well as personal digital assistant and hand-held devices.

  The Company's sales and marketing organization focuses exclusively on indirect channels by targeting ISVs that build packaged client/server applications and VARs that sell and deploy the applications. The Company's sales, marketing, training and licensing programs are designed to encourage ISVs to embed the Company's databases into their own software products and to stimulate the sales of the applications by VARs to end users. The Company believes its strong relationships with ISVs and VARs provide the Company with market visibility and multiple sales opportunities and offer end users additional sources of service and technical support.

STRATEGY

  Pervasive's objective is to be the leading provider of embedded database products for packaged client/server applications. The Company has tailored its database software products to meet the specific needs of ISVs and VARs that are developing solutions for small and mid-sized organizations and departments of larger organizations. Key elements of the Company's strategy include:

  Extend Technology Leadership into New Markets. The Company intends to extend its leadership position in embedded databases for packaged client/server applications. The Company continually upgrades its technology to ensure increased database functionality and reliable, low-maintenance connections between clients and servers to meet the needs of changing technological environments. As the Company's customers extend the use of client/server applications to Internet and intranet applications, the Company intends to further enhance the functionality of its products to exploit these opportunities. In addition, the Company is evaluating opportunities to utilize the technological advantages of its small memory footprint, highly reliable, low-maintenance databases for use in new and emerging markets, such as applications designed for hand-held devices, network computers, mobile computing and electronic commerce.

  Continue to Leverage Indirect Channel Model. The Company intends to continue to sell its embeddable database products exclusively through ISVs and VARs. The Company believes that its past investments in training and educating its channel partners, its long-term relationships with the diverse ISV and VAR communities and its success in encouraging them to embed the Company's products into their applications has created competitive advantage in the marketplace. The Company's channel approach is designed to further the integration of its products into client/server applications and to stimulate sales of the applications themselves. The Company intends to continue to leverage its large investment in U.S. channel programs by expanding its U.S. channels and replicating this success internationally.

  Focus on Microsoft Platforms. The Company has adopted the Windows NT platform as its development reference platform, and intends to expand its support for Microsoft technologies, including further integration with Microsoft Back Office products, and to provide products complementary to Windows NT. The Company believes that Microsoft's operating system platforms, which include Windows NT, Windows 95 and Windows CE, have emerged as the dominant platforms for client/server computing, and the adoption of Windows NT as its reference platform makes its products applicable to the broadest range of customers.

  Leverage Installed Base. A significant element of the Company's strategy is to leverage its large installed base. The Company has a large installed base in accounting and financial applications, which are often the first client/server applications purchased by small and mid-sized organizations. Once an end user standardizes on a functional application and embedded database, additional applications can be more easily integrated. Accordingly, the Company intends to leverage this strong position to penetrate additional application markets, such as sales force automation and others.

  In addition, since April 1994, Novell has bundled an older version of the Company's Btrieve product on a royalty-free basis with every copy of NetWare. The Company derives revenues from upgrade sales of its subsequent versions of Btrieve. The Company intends to leverage this large, worldwide installed base of NetWare users by providing incentives to upgrade to the most recent versions of Btrieve.

  Continue Client-Based "Seeding" Strategy. The Company's seeding strategy stimulates high-volume deployment of its client-based shrink wrap products. This strategy enables ISVs to develop client-based applications and to deploy them broadly with minimal incremental cost. The Company then works with its ISVs and VARs through a combination of promotional and lead referral programs to upgrade these applications to client/server environments. The Company intends to continue its seeding strategy in order to generate upgrade revenues while enabling ISVs and VARs to sell higher margin server products as end users upgrade from single workstation or peer-to-peer to client/server environments.

  Expand Global Distribution Capabilities. The Company intends to expand its global sales capabilities by increasing the size of its channel and strategic sales organizations and continuing to leverage distribution partners in selected markets. In fiscal 1997, the Company derived 34% of its revenues from sales of its products in more than 30 countries outside North America, and the Company believes that significant opportunities exist for its products in international markets. The Company has established offices in Tokyo, Frankfurt, Paris, Brussels and Dublin and intends to continue to increase its international indirect sales and marketing activities.

PRODUCTS

  The Company offers a range of embedded database products that enable commercial developers to combine the sophistication of client/server computing with the low cost of ownership and convenience of packaged software. The resulting applications enable small and mid-sized organizations and the departments of large organizations to automate business-critical functions in client/server environments. The following table provides an overview of these products and the platforms on which they operate:

     PRODUCT                        DESCRIPTION                     PLATFORMS
------------------------------------------------------------------------------
  BTRIEVE        Navigational, record-oriented database software   Windows NT
                 targeted at high volume transaction applications  NetWare
                                                                   Windows 95
                                                                   Windows 3.1
                                                                   OS/2 Warp
                                                                   DOS
------------------------------------------------------------------------------
    SCALABLE SQL Relational database software optimized for        Windows NT
                 reporting, ad hoc query and decision support      NetWare
                 systems                                           Windows 95
                                                                   Windows 3.1
                                                                   DOS
------------------------------------------------------------------------------

  The Company's primary products are the Btrieve navigational database and the Scalable SQL relational database. Btrieve allows users to navigate quickly through data at the individual record level, while Scalable SQL leverages the relational data model and industry standard Structured Query Language (SQL), which is better suited for reporting, query and decision support applications. Because the Company's products are all built on its MicroKernel Database Engine ("MKDE"), developers and end users can simultaneously access common data sets through either Btrieve or Scalable SQL.

  Btrieve is a leading navigational client/server database offering high performance in high volume transaction processing environments such as accounting, banking and insurance. Btrieve offers a high degree of programming control through its record-oriented, navigational interface and delivers low-maintenance operation through self-tuning algorithms for index balancing, disk space allocation and cache management. Btrieve-based applications can scale from single workstation to peer-to-peer and client/server configurations without the need to modify the application or database.

  Scalable SQL is a leading relational client/server database built for high volume client/server applications with flexible reporting, ad hoc query and decision support requirements. Scalable SQL delivers SQL capabilities in an engine that shares many Btrieve characteristics, including high performance, multi-platform support, low maintenance operation, and application scalability from single workstations to peer-to-peer and client/server configurations. The Company also offers Inscribe, a Visual Basic compatible scripting tool that is currently supported by Scalable SQL.

  In addition, the Company offers Btrieve and Scalable SQL software developer kits, which include tools, documentation and licenses to enable programmers to develop, test and deploy applications that embed the Company's databases.

  The Company has designed its Btrieve and Scalable SQL products with a number of common characteristics as set forth in the table below:

   PRODUCT CHARACTERISTICS             DESCRIPTION                        BENEFITS
----------------------------------------------------------------------------------------------
  Embeddable                 Designed to be "hidden" inside    Allows broad deployment of
                             an application, permitting        complex distributed
                             development of a tightly          applications into environments
                             integrated application.           with minimal or no information
                                                               technology infrastructure.
----------------------------------------------------------------------------------------------
  Small Memory Footprint     Btrieve requires less than 350    Maximizes resources available
                             KB of internal memory and         to the application and enables
                             Scalable SQL requires less than   operation on a wide range of
                             4 MB.                             hardware.
----------------------------------------------------------------------------------------------
  Low Maintenance            Administrative functions, such    Requires low level of
                             as disk space allocation,         information technology support
                             memory and index management are   making complex applications
                             automated, which eliminates the   available to small and mid-
                             need for regular maintenance.     sized organizations and the
                                                               departments of large
                                                               organizations.
----------------------------------------------------------------------------------------------
  Reliability                Btrieve and Scalable SQL are      Provides high degree of data
                             based on industry-proven          integrity and stability to
                             technology.                       business applications.
----------------------------------------------------------------------------------------------
  Configurability            Btrieve and Scalable SQL can      Enables the storage and
                             access local and distributed      processing of databases to be
                             data simultaneously.              distributed throughout the
                                                               network.
----------------------------------------------------------------------------------------------
  Application Scalability    Applications can run in any       Offers cost savings for
                             configuration from single         developers and end users
                             workstation to peer-to-peer to    because a single application
                             supporting hundreds of            can be deployed in multiple
                             concurrent users in               configurations without
                             client/server environments.       modification.
----------------------------------------------------------------------------------------------
  Open Database Connectivity Industry standard interface       Allows ODBC-compliant
  ("ODBC")                   enabling any application to       applications to access data
                             communicate with any database.    stored in any Btrieve or
                                                               Scalable SQL database.
----------------------------------------------------------------------------------------------
  Common MicroKernel         Navigational Btrieve and          Allows developers to choose the
  Database Engine            relational Scalable SQL-based     appropriate data access method:
                             applications can simultaneously   navigational access for high
                             share common databases.           volume transactions and
                                                               relational access for
                                                               reporting, queries and decision
                                                               support.
----------------------------------------------------------------------------------------------

CUSTOMERS

  The Company has over 1,000 ISV and VAR customers worldwide. The Company believes that the following list is representative of the Company's larger ISV customers and the markets into which the Company's products are deployed:

  ACCOUNTING                               HEALTHCARE ADMINISTRATION
   Abacus Research AG                       AtWork Corporation
   ACCPAC International                     ComCotec Inc.
   AGRIS Corporation                        Enterprise Systems
   Dexter & Cheney Inc.                     IMPAC Medical Systems, Inc.
   DITEC Informationstechnologie
    GmbH & Co. KG                          MANUFACTURING
   Exact International Development B.V.     Bergen Computer
   Great Plains Software, Inc.              Expandable Software, Inc.
   KHK Software GmbH & Co. KG               Micro MRP
   Macola Software, Incorporated
   Matrix International B.V.               NETWORK ADMINISTRATION
   Platinum Software Corporation            Cheyenne Software
   Scala ECE Overseas Ltd.                  Intel Corporation
   Solomon Software                         Sterling Software, Inc.
   SU-A/S Systemutvikling
   Systems Union Group, Ltd.               SALES FORCE AUTOMATION
                                             Maximizer Technologies Inc.
  DOCUMENT IMAGING                           Software of the Future, Inc.
   Cardiff Software, Inc.
   Document Solutions                      OTHER
   Ingenieurgesellschaft Pliete-            ADC Labs, Inc.
    Gukelberger GmbH                        American Computer Software,  LLC
   MACESS Corporation                       Apollo Travel Services
                                            CAM Data Systems, Inc.
  FINANCE                                   Josten's Learning Corporation
   Associated Software Consultants, Inc.    La Societe de Programmation COBA
   basoft Neue Bankensoftware AG             inc.
   Estweeka B.V.                            Magic Software Enterprises, Ltd.
   Fair Isaac and Company                   Rapattoni Corporation
   Kindle Banking Systems Ltd.              royalblue technologies plc
                                            Smith, Abbott & Company, Inc.
                                            Software 4 Retail Solutions

  The following illustrates the selection, implementation and use of Btrieve and Scalable SQL by certain of the Company's customers.

 Accounting ISV

  A leading provider of Windows, Windows NT and NetWare-based SQL accounting systems for small and mid-size organizations serves over 45,000 customers in 100 countries worldwide. Prior to adopting Scalable SQL, the vendor marketed a character-based product built on the DOS version of Btrieve. While moving to the graphical environment, the vendor pursued an opportunity to build the new system around industry-standard SQL database technology. The vendor required a SQL database that would be affordable to its small and mid-sized customers, that would be scalable to support a broad mix of customer configurations from single-user implementations to full client/server systems and that would provide a high level of data security and performance across LANs and WANs.

  The vendor's familiarity with the Company's Btrieve product assisted in the transition to Scalable SQL. The vendor was able to release a Windows-based client/server application only a few months following commencement of development. To date the vendor has installed over 7,000 client/server applications using Scalable SQL.

 Retailing Software ISV

  A retailing software vendor develops comprehensive supermarket systems that manage checkout operations, receiving, inventory labeling, vendor management, accounts receivable, and price modeling. This vendor sells its products through a network of over 100 resellers, as well as through a direct sales team, to customers including over 5,000 independently owned supermarkets and regional grocery chains.

  This vendor desired to migrate from proprietary systems into an open environment that would enable it to integrate all the information access needs of its customers' operations. Previously, the proprietary system required it to constantly synchronize two separate files of inventory items, one at the point-of-sale and the second on the back office PC.

  This vendor now offers systems built on Btrieve running on Microsoft Windows NT. The new system simplifies and streamlines supermarket operations by allowing every employee access to a single unified dataset with the assurance that the information is reliable, complete and up to date. In addition, this vendor has implemented dual server "hot file mirroring," which enables continuous operation in the event of the failure of one server. Btrieve also provides the ability to process in excess of 100 scans per minute, which this vendor believes provides it with a competitive advantage.

 Property Management VAR

  A VAR specializing in property management and real estate applications has utilized Scalable SQL in the design and implementation of a database-driven sales guide providing Internet access to hundreds of properties listed in the Manhattan area.

  The site features extensive property search capabilities including price range, number of rooms, amenities, location and school district. The user specifies the property search criteria and the application formulates a Scalable SQL database query that returns a list of suitable properties. The system has enabled customers to quickly search through thousands of listings and focus their search on the relevant properties.

 Division Within a Large Organization

  A division of a large national moving company specializes in transporting valuable commodities such as mainframe computers, electronics, and medical equipment. Prior to implementing its client/server mobile tracking system, this division used a mainframe system with a terminal in each distribution center. Clerks manually entered tracking information each time a shipment reached a check-in point. As the business expanded, the margin for manual tracking errors increased. In addition, real-time updates of the status and location of shipments was not feasible.

  The division selected Btrieve as the foundation for its new mobile wireless tracking system because Btrieve offers the performance required to process up to 25 million data transactions per year and the stand-alone reliability to operate 24 hours a day, 7 days a week. The distribution centers can now handle more shipments in less time with greater accuracy. In addition, customers receive real-time, highly accurate information about the location of shipments via telephone or dial-in connection.

SALES AND MARKETING

  Pervasive's sales and marketing organization focuses exclusively on indirect channels by targeting the ISVs that build packaged client/server applications and the VARs that sell and implement the applications to the end user. The Company's marketing group has primary responsibility for product direction and has developed a number of programs utilized by the sales organization to support the ISV and VAR channels, such as the manufacturing partner program and VAR partner programs. These programs are worldwide in scope and capture leads from a variety of additional marketing programs including direct response marketing and advertising, joint marketing and public relations. The Company's sales organization consists of a strategic sales group focusing on larger ISVs and VARs, an inside sales group targeting small and mid-sized ISVs and VARs, and an international sales group, all of which are supported by the Company's marketing organization.

  The strategic sales group focuses on recruiting large ISVs to embed the Company's database products on an OEM basis through the Company's manufacturing partner program. This program is designed to generate mutually beneficial strategic relationships between the Company and its ISVs and ongoing royalties for the Company through licensing contracts, which are typically for three-year terms. Through this program, the Company offers its manufacturing partners specialized technical support, training and consulting, enabling delivery of tightly integrated solutions to end users. The strategic sales group administers education and training programs for the VARs that work directly with large ISVs. These programs reduce the burden on the ISVs and allow the Company to access and influence the ISVs' reseller channel.

  The inside sales group recruits small and mid-sized ISVs to develop applications that are designed to be deployed with shrink wrap versions of the Company's database products. In addition, the inside sales group develops, supports and trains VARs to facilitate the deployment of packaged applications. As ISVs grow, the inside sales group also manages the transition of smaller ISVs to its manufacturing partner program.

  The international sales group utilizes distribution partners in 30 countries worldwide to implement its sales and marketing programs for a particular region, typically using the Company's business alliance, distributor or master distributor programs. In addition to managing these distributor relationships, the international sales group recruits and supports ISVs with the same programs as the domestic strategic and inside sales groups. The Company currently has sales offices in Frankfurt, Paris, Brussels and Tokyo.

  The Company's sales and marketing organization utilizes a seeding strategy for sales of its client-based shrink wrap products to stimulate high-volume deployment of these products. This strategy enables ISVs to develop client-based applications and to deploy them broadly with minimal incremental cost. The Company then works with its ISVs and VARs through a combination of promotional and lead referral programs to upgrade these applications to client/server environments. As a result, the Company generates upgrade revenues while enabling ISVs and VARs to sell higher margin server products as end users upgrade from single workstation or peer-to-peer networks to client/server environments.

  Although the Company focuses its sales and marketing efforts on ISVs and VARs, it often sells its products through distributors. Aggregate purchases by two distributors totaled $2.3 million in 1995, and purchases by two different distributors totaled $3.6 million and $7.1 million in fiscal 1996 and 1997, representing 27%, 27% and 29% of revenues, respectively. No other customers accounted for more than 10% of the Company's revenues in fiscal 1995, 1996 or 1997.

CUSTOMER SERVICE AND SUPPORT

  The Company offers two levels of customer service. First level support responds to customer inquiries via telephone, electronic mail and fax. Second level support responds to higher level technical needs and supports the manufacturing partner accounts. To provide high quality customer support, the Company has established a specialized customer engineering group, consisting of both support and engineering personnel. The Company believes that combining support and engineering expertise in one group provides customers with more rapid resolution of software support issues. The Company's customer service and support organization also provides training and consulting services to its channel partners.

  Customer service is provided at no charge for the first 30 days after initial purchase and at any time via electronic mail or the Company's World Wide Web site. After the 30 days, the Company offers contract and fee-based premium support programs. Worldwide customer support is provided through the corporate offices in Austin, Texas, through a support and development center in Dublin, Ireland and through AG Tech, a company based in Nagoya, Japan. From the Company's inception in January 1994 through June 30, 1997, revenues from customer service and support were not significant.

RESEARCH AND DEVELOPMENT

  The Company has made substantial investments in research and development through both internal development and technology acquisition. Although the Company will evaluate on an ongoing basis externally developed technologies for integration into its product lines, the Company expects that most enhancements to existing and new products will be developed internally.

  The Company has invested the majority of its research and development activity on developing feature extensions to its Btrieve, Scalable SQL and ODBC Interface products. This development consists primarily of adding new competitive product features, expanding the number of computer and network operating systems on which the products can be installed and maintaining the ability to run in mixed operating system environments. Development activities continue to focus on developing database software characterized by a small memory footprint, high-performance and low-maintenance requirements, to better serve the ISVs, VARs and their end users. Recent developments are focused on further simplifying the installation and maintenance of the Company's database software while maintaining an emphasis on performance.

  The Company's research and development expenditures for fiscal 1995, 1996 and 1997 were $2.4 million, $4.5 million and $6.0 million, respectively. The Company expects that it will continue to commit significant resources to research and development in the future. To date, all research and development expenses have been expensed as incurred.

  The market for the Company's products and services is characterized by rapid technological change, frequent new product introductions and enhancements, evolving industry standards, and rapidly changing customer requirements. The introduction of products incorporating new technologies and the emergence of new industry standards could render existing products obsolete and unmarketable. The Company's future success will depend in part upon its ability to anticipate changes, enhance its current products, develop and introduce new products that keep pace with technological advancements and address the increasingly sophisticated needs of its customers. See "Risk Factors--Rapid Technological Change and New Products."

TECHNOLOGY

  Both Btrieve and Scalable SQL are based on Pervasive's MicroKernel Database Architecture. Within this architecture, the MKDE provides a modular foundation that enables Btrieve applications and Scalable SQL applications to share common data sets. A primary advantage of this architecture is that applications using new data access methods can work in conjunction with existing applications. For example, Btrieve customers that wish to add Scalable SQL for reporting, ad hoc queries and decision support can do so with minimal modification to the Btrieve applications.

  The following diagram depicts the modular nature of the MicroKernel Database
Architecture:

                                   [CHART]

  Key functions of the Company's modular components include:

   MicroKernel Database Engine. The MKDE is a full 32-bit, multi-threaded implementation that is readily portable to new operating environments and that provides low level data management services for the access modules including: transaction processing, logging and roll forward, data integrity enforcement, referential integrity enforcement, data caching and physical data access.

   Data Access Modules: Btrieve, Scalable SQL and ODBC. Implements specific data models and appropriate data structures and access techniques including: data definition functions, schema (rows, columns, tables, etc.) and data operations (select, join, etc.).

   MicroKernel Extensions. The MKDE itself is extensible through direct interfaces to modular components such as Inscribe, a Visual Basic compatible scripting engine that is currently supported by Scalable SQL. Inscribe and future scripting engines enable the developer to write business rules and implement them through stored procedures and triggers. The business rules are enforced through the Inscribe engine and security mechanisms at the database level to prevent violation from any application.

  The modular architecture also enables Pervasive's database products to be highly configurable and allows configuration changes without affecting the applications. Applications can scale from single workstation to peer-to-peer and client/server environments with minimal code changes or relinking. Network environments can be customized to minimize network traffic and to balance resource loading by distributing database files and data processing throughout multi-platform computer networks.

  The configuration options for the Company's products include the following:

   Single Workstation. The single workstation configuration provides mobile and stand-alone operation. All access modules and MKDE components reside locally, and data files are stored on the workstation's disk drive. This configuration is used when the workstation is not connected to a network or when data files do not need to be shared.

   Peer-to-Peer. Peer-to-peer networks, such as Windows 95, Windows for Workgroups and LANtastic, enable database files stored on one workstation to be accessed by multiple users running applications on other workstations.

   Client/Server. In a client/server configuration, database requests made by an application are typically processed on a server. A small requester module on the workstation routes requests from the application to a server database engine. Since all data processing and data files reside on the server, this configuration minimizes both network traffic and the use of workstation resources.

COMPETITION

  The market for the Company's products is intensely competitive and subject to rapid change. The Company primarily encounters competition from large, public companies, including Microsoft, Oracle, Informix, Sybase and IBM. Each of these companies offers database software products competitive with the Company's products. In particular, Sybase offers a small memory footprint database software product, SQL Anywhere, which directly competes with the Company's Scalable SQL product. In addition, because there are relatively low barriers to entry in the software market, the Company may encounter additional competition from other established and emerging companies. Most of the Company's competitors have longer operating histories, significantly greater financial, technical, marketing and other resources than the Company, significantly greater name recognition and a larger installed base of customers. As a result, the Company's competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the development, promotion and sale of competitive products, than can the Company. There is also a substantial risk that announcements of competing products by large competitors such as Microsoft or Oracle could result in the cancellation of customer orders in anticipation of the introduction of such new products. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address customer needs and which may limit the Company's ability to sell its products through particular distribution partners. Accordingly, new competitors or alliances among current and new competitors may emerge and rapidly gain significant market share. The Company also expects that competition will increase as a result of software industry consolidation. Increased competition is likely to result in price reductions, fewer customer orders, reduced margins and loss of market share, any of which could materially adversely affect the Company. There can be no assurance that the Company will be able to compete successfully against current and future competitors or that the competitive pressures faced by the Company will not materially adversely affect its business, operating results and financial condition.

PROPRIETARY RIGHTS

  The Company relies primarily on a combination of copyright, trademark and trade secret laws, confidentiality procedures and contractual provisions to protect its proprietary rights. The Company licenses its database software products primarily under "shrink wrap" licenses (i.e., licenses included as part of the product packaging). Shrink wrap licenses are not negotiated with or signed by individual licensees, and purport to take effect upon the opening of the product package. However, the Company believes that such measures afford only limited protection. There can be no assurance that others will not develop technologies that are similar or superior to the Company's technology or design around the copyrights and trade secrets owned by the Company. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company's products or to obtain and use information that the Company regards as proprietary. Policing unauthorized use of the Company's products is difficult, and although the Company is unable to determine the extent to which piracy of its software products exists, software piracy can be expected to be a persistent problem. Embedded software products, like those offered by the Company, can be especially susceptible to software piracy. In addition, the laws of some foreign countries do not protect the Company's proprietary rights as fully as do the laws of the U.S.

  The Company is not aware that it is infringing any proprietary rights of third parties. There can be no assurance, however, that third parties will not claim infringement by the Company of their intellectual property rights. The Company expects that software product developers increasingly will be subject to infringement claims as the number of products and competitors in the Company's industry segment grows and the functionality of products in different industry segments overlaps. Any such claims, with or without merit, could be time consuming to defend, result in costly litigation, divert management's attention and resources, cause product shipment delays or require the Company to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company, if at all. In the event of a successful claim of product infringement against the Company and failure or inability of the Company to either license the infringed or similar technology or develop alternative technology on a timely basis, the Company's business, operating results and financial condition could be materially adversely affected.

  The Company relies upon certain software that it licenses from third parties, including software that is integrated with the Company's internally developed software and used in its products to perform key functions. There can be no assurance that these third-party software licenses will continue to be available to the Company on commercially reasonable terms. The loss of or inability to maintain any such software licenses could result in shipment delays or reductions until equivalent software could be developed, identified, licensed and integrated which could materially adversely affect the Company's business, operating results and financial condition.

EMPLOYEES

  As of June 30, 1997, the Company employed 168 full-time employees, including 68 in sales and marketing, 49 in research and development, 25 in technical support and 26 in general and administrative. The Company believes that its future success will depend in large part upon its continuing ability to attract and retain highly skilled managerial, sales, marketing, customer support and research and development personnel. Like other software companies, the Company faces intense competition for such personnel, and the Company has at times experienced and continues to experience difficulty in recruiting qualified personnel. There can be no assurance that the Company will be successful in attracting, assimilating and retaining other qualified personnel in the future. The Company is not subject to any collective bargaining agreement and it believes that its relationships with its employees are good.

FACILITIES

  The Company's principal offices are located in approximately 33,700 square feet of office space in Austin, Texas. Approximately 30,000 square feet of this office space is leased pursuant to a lease and amendment that expire on November 30, 1999, at which time the Company has the option to extend the lease for an additional five-year term. The remaining 3,700 square feet of office space is subleased pursuant to an agreement that expires on December 31, 1997, at which time the Company has the option to enter into a primary lease for the space for two consecutive three-year periods beginning on January 1, 1998. The Company will assume the remaining term of a lease beginning on August 1, 1997 and ending on March 31, 1998 for approximately 3,000 square feet of office space in the same complex as its principal offices in Austin, Texas. The Company believes that its existing facilities are adequate to meet its current needs; however, the Company believes that it will need additional office space at its principal offices in Austin, Texas in the near future. The Company believes that adequate facilities will be available on commercially reasonable terms, as needed.

LEGAL PROCEEDINGS

  The Company is not a party to any material legal proceeding.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The executive officers and directors of the Company, and their ages as of August 31, 1997, are as follows:

                 NAME                 AGE                POSITION
 ------------------------------------ --- -------------------------------------
 Ron R. Harris.......................  44 President, Chief Executive Officer
                                          and Director
 James R. Offerdahl..................  41 Chief Financial Officer, Vice
                                          President, Finance and Administration
                                          and Secretary
 Timothy Abels.......................  38 Chief Technical Officer
 Robert J. Adams, Jr. ...............  38 Vice President, Marketing and Inside
                                          Sales
 Theodule J. (Ted) Doucet, Jr. ......  40 Vice President, Strategic Sales
 Gordon A. (Casey) Leaman............  50 Vice President, International Sales
 Marcus D. Marshall..................  45 Vice President, Customer Engineering
 Nancy R. Woodward(1)................  41 Director and Chairman of the Board
 Joseph C. Aragona(1)................  40 Director
 David A. Boucher(2).................  46 Director
 David R. Bradford...................  46 Director
 Shelby H. Carter, Jr.(1)(2).........  66 Director

--------
(1)Member of Compensation Committee
(2) Member of Audit Committee

  Ron R. Harris has served as President and Chief Executive Officer since its inception and as a director since June 1995. He has also served as the Company's acting Vice President of Research and Development since May 1997. Prior to joining the Company, Mr. Harris served as a Vice President of Citrix Systems, Inc., a developer of thin-client/server software, from October 1990 to May 1993. Mr. Harris received his B.S. in Computer Science from Vanderbilt University and an M.B.A. from the University of Texas at Austin.

  James R. Offerdahl has served as the Company's Chief Financial Officer, Vice President, Finance and Administration and Secretary since October 1996. From May 1993 to September 1996, Mr. Offerdahl served as Chief Financial Officer and Vice President, Administration of Tivoli Systems Inc., a provider of enterprise systems management solutions, acquired by IBM in March 1996. From April 1991 to May 1993, Mr. Offerdahl served as Vice President, Finance and Administration of InterFlo Medical, a medical device company that was acquired by Baxter Healthcare Corporation in April 1992. Mr. Offerdahl received a B.S. in Accounting from Illinois State University and an M.B.A. from the University of Texas at Austin.

  Timothy Abels has served as the Company's Chief Technical Officer since March 1997. Prior to joining the Company, Mr. Abels served as Director of Development Tools for Microsoft Corporation from July 1996 to February 1997. From June 1989 to July 1997, Mr. Abels held several positions at CompuServe, Inc., a network services company, including Senior Manager of Internet Products and Senior Manager of Research & Development. Mr. Abels received a B.S. in Computer Science from Bowling Green State University and an M.S. in Computer Science from Purdue University.

  Robert J. Adams, Jr. has served as the Company's Vice President, Marketing since April 1996 and Vice President, Marketing and Inside Sales since August 1996. Prior to joining the Company, Mr. Adams served as

President and Chief Executive Officer of Adams & Co., Inc., a consulting company, from October 1995 to April 1996. From January 1993 to October 1995, Mr. Adams served as President and Chief Executive Officer of Business Matters, Inc., a software development company. From March 1984 to January 1993, Mr. Adams served in various capacities at Lotus Development Corporation, a software development company, most recently as Director of the Database Products Group. Mr. Adams currently serves as a director of PC Build, Inc., a privately held hardware manufacturing company. Mr. Adams received a B.S. in Industrial Engineering from Purdue University and an M.B.A. from Babson College.

  Theodule J. (Ted) Doucet, Jr. has served as the Company's Vice President, Strategic Sales since September 1995. From September 1995 to August 1996, Mr. Doucet also served as Vice President of Inside Sales. Prior to joining the Company, Mr. Doucet was a consultant from March 1995 to August 1995 for SunRiver Data Systems, Inc., an Internet software company, and Human Code, Inc., an interactive multimedia software company. From May 1993 to February 1995, Mr. Doucet served as Director of Business Development for Microelectronics and Computer Technology Corporation ("MCC"), an industrial research and development consortium. Prior to joining MCC, Mr. Doucet served as District Sales Manager of Edify Corporation, a supplier of self-service software products, from April 1992 to May 1993. From December 1989 to March 1992, Mr. Doucet was a sales representative for Sybase, Inc., a database software company. Mr. Doucet received a B.B.A. in General Business from Stephen F. Austin State University.

  Gordon A. (Casey) Leaman has served as the Company's Vice President, International Sales since February 1997. Prior to joining the Company, Mr. Leaman served as Vice President, International Sales of CenterLine Software, Inc., a developer of compilers and software testing tools, from October 1995 to October 1996. Prior to that time, Mr. Leaman served as a director of Kanishka Systems PTE Ltd. (Singapore), a developer of document management software, from March 1994 to May 1995 and as President and Chief Operating Officer from January 1995 to May 1995. From August 1992 to January 1994, Mr. Leaman served as Regional Managing Director-Asia for a division of ASK Computer Systems Inc., a software developer. From March 1989 through June 1992, Mr. Leaman served in various roles at Lotus Development Corporation, including Regional General Manager-Asia & Australia. Mr. Leaman received a B.S. in Agricultural Business Management from Penn State University and an M.S. in Agricultural Economics from Purdue University.

  Marcus D. Marshall has served as the Company's Vice President, Customer Engineering since May 1997. He served as the Company's Vice President, Research and Development from November 1995 to May 1997 and as Vice President, Engineering and Technical Support from June 1995 to November 1995. Prior to joining the Company, Mr. Marshall served as Director of Engineering (U.S.) of Computer Resources International, a developer of software engineering environments, from February 1994 to June 1995. From November 1991 to February 1994, Mr. Marshall served as Vice President, Development of International Software Systems, Inc., a developer of software engineering and simulation software. Mr. Marshall received a B.S. and an M.S. in Electrical Engineering from Rice University.

  Nancy R. Woodward is a founder of the Company and has served as a director and Chairman of the Board since its inception. Ms. Woodward also serves as a director of Scientific Measurement Systems, Inc., a technology-based, industrial measurement tool company. Ms. Woodward received a B.S. in Computer Science from the University of Michigan.

  Joseph C. Aragona has served as a director of the Company since June 1995. Since June 1982, Mr. Aragona has served as a General Partner of Austin Ventures, a venture capital firm. He also serves as a director for various private companies. Mr. Aragona received a B.A. from Harvard College and an M.B.A. from the Harvard University Graduate School of Business.

  David A. Boucher has served as a director of the Company since October 1995. Mr. Boucher has served as a General Partner of Applied Technology, a venture capital firm, since January 1993. From January 1981 to August 1992, Mr. Boucher served as President and Chief Executive Officer of Interleaf, Inc., an electronic publishing software developer. Mr. Boucher also serves as director of Wang Laboratories, Inc., a network integration services company, Interleaf, Inc. and various private companies.

  David R. Bradford has served as a director of the Company since October 1995. Mr. Bradford has served as Senior Vice President, General Counsel of Novell, a networking software company, since 1985. Mr. Bradford also serves as a director of a private company. Mr. Bradford received a B.A. in Political Science and a J.D. from Brigham Young University and an M.B.A. from Pepperdine University.

  Shelby H. Carter, Jr. has served as a director of the Company since August 1996. Since January 1986, Mr. Carter has served as an adjunct professor at the University of Texas Graduate School of Business and College of Business Administration. Mr. Carter also serves as a director of Bay Networks, Inc., a computer network equipment and management system company, InPut/OutPut, Inc., a manufacturer of seismic data acquisition systems, and several private companies. Mr. Carter received a B.B.A. from the University of Texas at Austin.

BOARD COMPOSITION

  The Company currently has authorized seven directors. Upon the completion of the offering, the terms of office of the Board of Directors will be divided into three classes: Class I, whose term will expire at the annual meeting of stockholders to be held in 1998; Class II, whose term will expire at the annual meeting of stockholders to be held in 1999; and Class III, whose term will expire at the annual meeting of stockholders to be held in 2000. The Class I directors are Joseph C. Aragona and David R. Bradford, the Class II directors are Shelby H. Carter, Jr. and Nancy R. Woodward, and the Class III directors are Ron R. Harris and David A. Boucher. At each annual meeting of stockholders after the initial classification, the successors to directors whose term will then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. This classification of the Board of Directors may have the effect of delaying or preventing changes in control or management of the Company.

  Each officer is elected by and serves at the discretion of the Board of Directors. Each of the Company's officers and directors, other than nonemployee directors, devotes substantially full time to the affairs of the Company. The Company's nonemployee directors devote such time to the affairs of the Company as is necessary to discharge their duties. There are no family relationships among any of the directors, officers or key employees of the Company.

COMMITTEES OF THE BOARD

  The Audit Committee reviews, acts on and reports to the Board of Directors with respect to various auditing and accounting matters, including the selection of the Company's independent accountants, the scope of the annual audits, fees to be paid to the independent accountants, the performance of the Company's independent accountants and the accounting practices of the Company.

  The Compensation Committee establishes salaries, incentives and other forms of compensation for officers and other employees of the Company and administers the incentive compensation and benefit plans of the Company.

DIRECTOR COMPENSATION

  Directors receive no cash remuneration for serving on the Board of Directors but are reimbursed for reasonable expenses incurred by them in attending Board and Committee meetings. The Company's 1997 Stock Incentive Plan provides for automatic grants of non-qualified stock options to certain non-employee directors of the Company. See "Management--1997 Stock Incentive Plan."

EXECUTIVE COMPENSATION

  Summary Compensation Table. The following Summary Compensation Table sets forth the compensation earned by the Company's Chief Executive Officer and the four other most highly compensated officers whose salary and bonus for fiscal 1997 were in excess of $100,000 (collectively, the "Named Officers"), for services rendered in all capacities to the Company and its subsidiaries for that fiscal year.

                          SUMMARY COMPENSATION TABLE

                                                                    LONG-TERM
                                                                  COMPENSATION
                                                                 ---------------
                                      ANNUAL                         AWARDS
                                   COMPENSATION       SECURITIES ---------------
                                 -----------------    UNDERLYING    ALL OTHER
NAME AND PRINCIPAL POSITION      SALARY(1)  BONUS     OPTIONS(#) COMPENSATION(2)
---------------------------      --------- -------    ---------- ---------------
Ron R. Harris..................  $150,587  $50,000           0        $510
 President, Chief Executive Of-
 ficer and Director
James R. Offerdahl(3)..........   105,000   15,000     200,000         352
 Chief Financial Officer, Vice
 President,
 Finance and Administration and
 Secretary
Robert J. Adams, Jr. ..........   142,654   24,200      50,000         308
 Vice President, Marketing and
 Inside Sales
Theodule J. Doucet, Jr. .......   104,112   56,281(4)   40,000         314
 Vice President, Strategic
 Sales
Marcus D. Marshall.............   115,390   10,000      20,000         603
 Vice President, Customer Engi-
 neering

--------
(1) Salary includes amounts deferred under the Company's 401(k) Plan.
(2) All Other Compensation consists of life insurance premiums.
(3) Mr. Offerdahl commenced employment with the Company on October 1, 1996; Mr. Offerdahl's annual salary is currently $140,000.
(4) Represents sales commissions.

  Option Grants in Last Fiscal Year. The following table contains information concerning the stock option grants made to each of the Named Officers in the fiscal year ended June 30, 1997. No stock appreciation rights were granted to these individuals during such year.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                      INDIVIDUAL GRANTS               POTENTIAL REALIZABLE
                         --------------------------------------------   VALUE AT ASSUMED
                         NUMBER OF   % OF TOTAL                       ANNUAL RATES OF STOCK
                         SECURITIES   OPTIONS                          PRICE APPRECIATION
                         UNDERLYING  GRANTED TO  EXERCISE               FOR OPTION TERM(4)
                          OPTIONS   EMPLOYEES IN PRICE PER EXPIRATION ----------------------
NAME                     GRANTED(1)   1997(2)    SHARE(3)     DATE        5%        10%
----                     ---------- ------------ --------- ---------- ---------- -----------
Ron R. Harris...........        0        --          --          --          --         --
James R. Offerdahl......  200,000       18.3%      $0.13     8/21/06  $   16,351 $   41,437
Robert J. Adams, Jr. ...   50,000        4.6        3.60     5/22/07     113,201    286,873
Theodule J. Doucet,
 Jr. ...................   30,000        2.7        3.60     5/22/07      67,920    172,122
                           10,000        0.9        0.30    10/25/06       1,886      4,781
Marcus D. Marshall......   10,000        0.9        3.60     5/22/07      22,640     57,374
                           10,000        0.9        0.20     9/25/06       1,257      3,187

--------
(1) Each of the options listed in the table is immediately exercisable, but any shares purchased under the options are subject to vesting requirements and may be repurchased by the Company at the original exercise price paid per share upon the optionee's cessation of service prior to vesting in such shares. The repurchase right lapses and the optionee vests in the option shares in a series of four equal annual installments. Upon a merger or other change in control, the option shares shall become vested as if the optionee had been employed for an additional 12 months. In addition, the option shares shall vest in full if outstanding options are not assumed by the acquiring entity. Should options be assumed but the optionee's employment be involuntarily terminated within 12 months of such a change in control, then the option shares shall vest in full. Each option has a maximum term of ten years, subject to earlier termination in the event of the optionee's cessation of employment with the Company.
(2) Based on an aggregate of 1,094,018 options granted in fiscal 1997.
(3) The exercise price may be paid in cash or through a cashless exercise procedure.
(4) The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by rules of the Securities and Exchange Commission. There can be no assurance provided to any executive officer or any other holder of the Company's securities that the actual stock price appreciation over the 10-year option term will be at the assumed 5% and 10% levels or at any other defined level. Unless the market price of the Common Stock appreciates over the option term, no value will be realized from the option grants made to the executive officers.

  Aggregate Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values. The following table sets forth information concerning the shares acquired and the value realized upon the exercise of stock options during fiscal 1997 and the year-end number and value of unexercised options with respect to each of the Named Officers. No stock appreciation rights were exercised by the Named Officers in fiscal 1997 or were outstanding at the end of that year.

                       AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR
                              AND FISCAL YEAR-END OPTION VALUES
                                                   NUMBER OF SECURITIES
                                                  UNDERLYING UNEXERCISED    VALUE OF UNEXERCISED
                                                         OPTIONS            IN-THE-MONEY OPTIONS
                           SHARES                 AT JUNE 30, 1997(#)(2)     AT JUNE 30, 1997(3)
                         ACQUIRED ON     VALUE    ------------------------  ---------------------
          NAME           EXERCISE(#)  REALIZED(1)  VESTED(3)    UNVESTED      VESTED    UNVESTED
          ----           -----------  ----------- -----------  -----------  ---------- ----------
Ron R. Harris...........   250,000      $ 7,500        642,021     693,795  $2,889,095 $3,122,078
James R. Offerdahl......   200,000(4)    14,000              0           0         --         --
Robert J. Adams, Jr. ...   100,000(4)    17,000              0      50,000         --      50,000
Theodule J. Doucet,
 Jr. ...................    32,500(4)    60,350              0      67,500         --     196,350
Marcus D. Marshall......    60,000(4)    42,500              0      10,000         --      10,000

--------
(1) Market price at exercise less exercise price.
(2) Each of the options listed in the table is immediately exercisable, but any shares purchased under the options will be subject to vesting requirements and may be repurchased by the Company at the original exercise price per share upon the optionee's cessation of service prior to vesting in such shares.
(3) Based on the fair market value of the Company's Common Stock at fiscal year end (June 30, 1997) ($4.60 per share), as determined by the Company's Board of Directors less the exercise price payable for such shares.
(4) The acquired shares include options exercised for vested and unvested shares. As of June 30, 1997, the repurchase right had lapsed with respect to shares acquired during the fiscal year as follows: Mr. Harris (250,000); Mr. Offerdahl (no shares); Mr. Adams (25,000); Mr. Doucet (15,000) and Mr. Marshall (12,500).

BONUS PLAN

  The Company has adopted a bonus program pursuant to which all full-time, non-commissioned employees are eligible for annual cash bonuses based upon a combination of the Company achieving specified objectives and the employee meeting specified individual performance objectives.

1997 STOCK INCENTIVE PLAN

  The Company's 1997 Stock Incentive Plan (the "1997 Plan") was adopted by the Board of Directors on May 22, 1997, subject to approval by the stockholders, as the successor to the First Amended and Restated 1994 Incentive Plan
("1994 Plan"). The Company has reserved 3,428,611 shares of Common Stock for issuance under the 1997 Plan, plus an additional number of shares equal to 5% of the number of shares of Common Stock and Common Stock equivalents outstanding on July 1 of each year beginning July 1, 1998 and ending July 1, 2000. As of July 1, 1997, no shares had been issued under the 1997 Plan, options for 2,259,697 shares were outstanding (including options incorporated from the 1994 Plan) and 1,168,914 shares remained available for future grant. Shares of Common Stock subject to outstanding options, including options granted under the 1994 Plan, which expire or terminate prior to exercise will be available for future issuance under the 1997 Plan. Outstanding options under the 1994 Plan will be incorporated into the 1997 Plan effective July 1, 1997 and no further option grants will be made under the 1994 Plan. The incorporated options will continue to be governed by their existing terms, unless the Plan Administrator elects to extend one or more features of the 1997 Plan to those options. Except as otherwise noted below, the outstanding options under the 1994 Plan contain substantially the same terms and conditions specified below for the Discretionary Option Grant Program in effect under the 1997 Plan.

  Under the 1997 Plan, employees, officers, directors and independent consultants may, at the discretion of the plan administrator, be granted options or awarded shares of Common Stock. Non-employee members of the Board of Directors, other than individuals who are preferred stockholders or who own 5% or more of the voting power of the Company or individuals who represent entities that own preferred stock or 5% or more of the voting power of the Company, will also be eligible for automatic option grants under the 1997 Plan.

  The 1997 Plan is divided into three separate components: (i) the Discretionary Option Grant Program under which eligible individuals may, at the discretion of the plan administrator, be granted options to purchase shares of Common Stock at an exercise price per share not less than 85% of fair market value on the grant date; (ii) the Stock Issuance Program under which eligible individuals may, at the discretion of the plan administrator, be issued shares of Common Stock directly, through the purchase of such shares at a price per share not less than 85% of fair market value at the time of issuance or as a fully-paid bonus for services rendered the Company; and (iii) the Automatic Option Grant Program under which option grants will automatically be made at periodic intervals to eligible non-employee Board members to purchase shares of Common Stock at an exercise price equal to the fair market value of the option shares on the grant date.

  The 1997 Plan will be administered by the Board or the Compensation Committee of the Board after this Offering. The plan administrator has complete discretion to determine which eligible individuals are to receive option grants or stock awards, the number of shares subject to each such grant, the status of any granted option as either an incentive option or a non-statutory option under the Federal tax laws, the vesting schedule to be in effect for each option grant or stock award and the maximum term for which each granted option is to remain outstanding. In no event, however, may any one participant in the 1997 Plan acquire shares of Common Stock under the 1997 Plan in excess of 500,000 shares each calendar year over the term of the Plan.

  The exercise price for options or purchase price for shares granted under the 1997 Plan may be paid in cash or in outstanding shares of Common Stock. Options may also be exercised on a cashless basis through the same-day sale of the purchased shares. The plan administrator may also permit the participant to pay the exercise price or purchase price through a promissory note payable in installments over a period of years. The amount financed may include any Federal or state income and employment taxes incurred by reason of the option exercise or share purchase.

  The plan administrator has the authority to effect, from time to time, the cancellation of outstanding options under the 1997 Plan in return for the grant of new options for the same or different number of option shares with an exercise price per share based upon the fair market value of the Common Stock on the new grant date.

  In the event the Company is acquired by merger or consolidation, or the sale of all or substantially all of the Company's assets or by a tender offer for 50% or more of the outstanding voting stock, the vesting of each option then outstanding under the 1994 Plan and 1997 Plan will accelerate as if the optionee remained in service an additional 12 months and will accelerate in full to the extent the options are not assumed or replaced with a cash incentive program by the successor or acquiring entity. Should the successor or acquiring entity assume an outstanding option and the optionee be involuntarily terminated within 12 months following the date of the transaction, the assumed options will become fully vested upon termination. The foregoing acceleration provisions apply both to options outstanding and shares issued under the 1994 Plan and the 1997 Plan. In addition, the plan administrator has the discretion to accelerate the vesting of outstanding options.

  Under the Automatic Option Grant Program, each individual who first joins the Board as an eligible non-employee director on or after the effective date of the 1997 Plan will receive at that time, an automatic option grant for 20,000 shares of Common Stock. In addition, at each annual stockholders meeting, beginning with the first annual meeting after June 30, 1998, each eligible non-employee director, whether or not he or she is standing for re-election at that particular meeting, will be granted a stock option to purchase 5,000 shares of

Common Stock. The optionee will vest in each automatic option grant in a series of four annual installments over the optionee's period of Board service, beginning one year from the grant date. Each option will have an exercise price equal to the fair market value of the Common Stock on the automatic grant date and a maximum term of ten years, subject to earlier termination following the optionee's cessation of Board service. Vesting of the automatic option shares will automatically accelerate and the options become fully exercisable upon (i) a change in control of the Company by merger or consolidation, sale of all or substantially all of its assets or tender offer for 50% or more of the Company's outstanding voting stock or (ii) the death or disability of the optionee while serving as a Board member.

  The Board may amend or modify the 1997 Plan at any time within limits prescribed by law. The 1997 Plan will terminate on June 30, 2007, unless sooner terminated by the Board.

EMPLOYEE STOCK PURCHASE PLAN

  The Company's Employee Stock Purchase Plan (the "Purchase Plan"), was adopted by the Board on July 18, 1997, subject to approval by the stockholders. A total of 500,000 shares of Common Stock has been reserved for issuance under the Purchase Plan. The Purchase Plan, which is intended to qualify under Section 423 of the Internal Revenue Code, will be implemented by overlapping offering periods, each with a maximum duration of 24-months, with purchases occurring at six-month intervals. The initial offering period will commence on the closing of this offering and will end on October 29, 1999, with the first purchase date to be April 30, 1998. The Purchase Plan will be administered by the Board or the Compensation Committee of the Board. Employees will be eligible to participate if they are employed by the Company for more than 20 hours per week. The Purchase Plan permits eligible employees to purchase Common Stock through payroll deductions, which may not exceed 10% of an employee's cash compensation. No more than 500 shares may be purchased by each participant on the initial purchase date and 250 shares per participant on each subsequent purchase date. The price of stock purchased under the Purchase Plan will be 85% of the lower of the fair market value of the Common Stock at the beginning of the 24-month offering period or on the applicable semi-annual purchase date. Employees may end their participation in the offering at any time during the offering period, and participation ends automatically on termination of employment with the Company. Each outstanding purchase right will be exercised immediately prior to a merger or consolidation. The Board may amend or terminate the Purchase Plan immediately after the close of any purchase date. However, under current tax law the Board may not, without stockholder approval, materially increase the number of shares of Common Stock available for issuance or materially modify the eligibility requirements for participation. The Purchase Plan will in all events terminate in April 2007.

CHANGE OF CONTROL ARRANGEMENTS

  The Compensation Committee of the Board of Directors, as plan administrator of the 1997 Plan, has the authority to provide for accelerated vesting of the shares of Common Stock subject to outstanding options held by the Named Officers and any other executive officer, employee or director in connection with certain changes in control of the Company or the subsequent termination of the officer's employment following the change in control event. None of the Named Officers have employment agreements with the Company, and their employment may be terminated at any time.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  The Compensation Committee of the Company's Board was formed in March 1997, and the members of the Compensation Committee are Joseph C. Aragona, Shelby H. Carter, Jr. and Nancy R. Woodward. Other than Nancy R. Woodward, who has served as Secretary of the Company and is currently Chairman of the Board, none of these individuals was at any time during fiscal 1997, or at any other time, an officer or employee of the Company. No member of the Compensation Committee of the Company serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of the Company's Board or Compensation Committee.

                             CERTAIN TRANSACTIONS

TRANSACTIONS WITH DIRECTORS AND OFFICERS

  The Company loaned Nancy R. Woodward, a director of the Company, and Douglas
W. Woodward $1,485,000 pursuant to a promissory note dated April 25, 1994. The proceeds of the loan were used to purchase Preferred Stock of the Company. The loan was repaid by the Woodwards, and the promissory note canceled by the Company, on April 26, 1995.

  In October 1995, the Company granted David R. Bradford, a director of the Company and General Counsel of Novell, a greater than 5% stockholder of the Company, options to purchase 10,000 shares of its Common Stock at an exercise price of $0.13 per share. In August 1996, the Company granted options to purchase 10,000 shares of its Common Stock at an exercise price of $0.13 per share to Shelby H. Carter, Jr., a director of the Company. In March 1997, the Company granted Mr. Carter options to purchase 10,000 shares of its Common Stock at an exercise price of $2.00 per share.

  The Company has granted Novell a non-exclusive, perpetual, royalty-free, irrevocable license to reproduce and distribute an earlier version of Btrieve and to reproduce and use internally Btrieve-licensed products and source code. The Company has also entered into a Joint Venture Agreement with Novell Japan, Ltd. to form Btrieve Technologies Japan, Ltd.

  In April 1995, the Company sold 2,213,132 shares of Series C Preferred Stock to the following stockholders for $1.23 per share:

     Austin Ventures IV-A, L.P. ......................................   469,110
     Austin Ventures IV-B, L.P. ......................................   984,192
     Technologies for Information and Entertainment, L.P. ............   189,957
     Technologies for Information and Publishing, L.P. ...............   189,958
     Triad Ventures Limited, II.......................................   379,915
                                                                       ---------
                                                                       2,213,132

  Pursuant to the Series C Stock Purchase Agreement, Joseph C. Aragona and David A. Boucher became directors of the Company. Mr. Aragona is a General Partner of AV Partners IV, L.P., which is the General Partner of Austin Ventures IV-A, L.P. and Austin Ventures IV-B, L.P. Mr. Boucher is a General Partner of the entities that are the general partners of Technologies for Information and Entertainment, L.P. and Technologies for Information and Publishing, L.P. See "Principal and Selling Stockholders" for more information regarding securities held by these purchasers.

INDEMNIFICATION

  The Company's Restated Certificate of Incorporation limits the liability of its directors for monetary damages arising from a breach of their fiduciary duty as directors, except to the extent otherwise required by the Delaware General Corporation Law. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission.

  The Company's Bylaws provide that the Company shall indemnify its directors and officers to the fullest extent permitted by Delaware law, including in circumstances in which indemnification is otherwise discretionary under Delaware law. The Company has also entered into indemnification agreements with its officers and directors containing provisions that may require the Company, among other things, to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors' and officers' insurance if available on reasonable terms.

  The Company believes that all of the transactions set forth above were made on terms no less favorable to the Company than could have been obtained from unaffiliated third parties. All future transactions, including loans between the Company and its officers, directors, principal stockholders and their affiliates will be approved by a majority of the Board of Directors, including a majority of the independent and disinterested outside directors on the Board of Directors, and will continue to be on terms no less favorable to the Company than could be obtained from unaffiliated third parties.

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth certain information known to the Company regarding beneficial ownership of its Common Stock as of June 30, 1997, and as adjusted to reflect the sale of shares offered hereby, by (i) each person who is known by the Company to own beneficially more than five percent of the Company's Common Stock, (ii) each of the Company's directors, (iii) each of the Named Officers and (iv) all current executive officers and directors as a group.

                                                SHARES BENEFICIALLY OWNED                   SHARES BENEFICIALLY OWNED
                                                    PRIOR TO OFFERING           NUMBER OF       AFTER OFFERING(2)
NAME AND ADDRESS OF                             ------------------------------ SHARES BEING ------------------------------
BENEFICIAL OWNER(1)                                NUMBER        PERCENT(3)     OFFERED(2)     NUMBER        PERCENT(3)
-------------------                             --------------- -------------- ------------ --------------- --------------
Funds affiliated with Austin Ventures (4).....        2,330,057          21.0%         --         2,330,057          17.8%
 114 West Seventh Street
 1300 Norwood Tower
 Austin, TX 78701
Novell, Inc (5)...............................        1,500,000          13.5   1,153,846           346,154           2.6
 122 East 1100 South
 Provo, UT 84606
Triad Ventures Limited, II (6)................          609,112           5.5     468,548           140,564           1.1
 4600 Post Oak Place, Suite 100
 Houston, TX 77027
Funds affiliated with Applied Technology (7)..          609,112           5.5     234,274           374,838           2.9
 1001 West Avenue
 Austin, TX 78701
Ron R. Harris (8).............................        1,585,816          12.8          --         1,585,816          11.0
Robert J. Adams, Jr. (9)......................          150,000           1.3          --           150,000           1.1
Theodule J. Doucet, Jr. (10)..................          100,000             *          --           100,000             *
Marcus D. Marshall (11).......................           70,000             *          --            70,000             *
James R. Offerdahl............................          200,000           1.8          --           200,000           1.5
Nancy R. and Douglas W. Woodward (12).........        4,666,851          42.0     143,332         4,523,519          34.5
Joseph C. Aragona (4).........................        2,330,057          21.0          --         2,330,057          17.8
David A. Boucher (7)..........................          609,112           5.5     234,274           374,838           2.9
David R. Bradford (13)........................           10,000             *          --            10,000             *
Shelby H. Carter, Jr. (14)....................           20,000             *          --            20,000             *
All directors and executive officers as a
 group (12 persons) (15)......................        9,881,836          77.6%    377,606         9,504,230          64.5%

--------
* Represents beneficial ownership of less than 1% of the outstanding shares of Common Stock.
 (1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to securities. Unless otherwise indicated, the address for each listed stockholder is c/o Pervasive Software Inc., 8834 Capital of Texas Highway, Austin, Texas 78759. To the Company's knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to the shares of Common Stock indicated.
 (2) Assumes no exercise of the Underwriters' over-allotment option. See "Underwriting."
 (3) Percentage of beneficial ownership is based on 11,104,743 shares of Common Stock outstanding as of June 30, 1997, and 13,104,743 shares of Common Stock outstanding after the completion of this offering. The number of shares of Common Stock beneficially owned includes the shares issuable pursuant to stock options that are exercisable within 60 days of June 30, 1997. Shares issuable pursuant to stock options are deemed outstanding for computing the percentage of the person holding such options but are not outstanding for computing the percentage of any other person. The number of shares of Common Stock outstanding after this offering includes 2,000,000 shares of Common Stock being offered for sale by the Company in this offering.

 (4) Includes 752,117 shares held by Austin Ventures IV-A, L.P. and 1,577,940 shares held by Austin Ventures IV-B, L.P. Mr. Aragona, a director of the Company, is a General Partner of AV Partners IV, L.P., which is the general partner of Austin Ventures IV-A, L.P. and Austin Ventures IV-B, L.P. Mr. Aragona disclaims beneficial ownership of the shares held by Austin Ventures IV-A, L.P. and Austin Ventures IV-B, L.P. except to the extent of his pecuniary interest therein arising from his general partnership interest in AV Partners IV, L.P.
 (5) If the over-allotment option is exercised in full, Novell, Inc. will sell an additional 346,154 shares.
 (6) If the over-allotment option is exercised in full, Triad Ventures Limited, II will sell an additional 140,564 shares.
 (7) Includes 304,556 shares held by Technologies for Information and Publishing, L.P. and 304,556 shares held by Technologies for Information and Entertainment, L.P. Mr. Boucher, a director of the Company, is a General Partner of the entities that are the general partners of Technologies for Information and Publishing, L.P. and Technologies for Information and Entertainment, L.P. Mr. Boucher disclaims beneficial ownership of the shares held by Technologies for Information and Publishing, L.P. and Technologies for Information and Entertainment, L.P. except to the extent of his pecuniary interest therein arising from his general partnership interest in Technologies for Information and Publishing, L.P. and Technologies for Information and Entertainment, L.P. All of the shares being sold in the offering are being sold by Technologies for Information and Publishing, L.P. If the over-allotment option is exercised in full, Technologies for Information and Publishing, L.P. will sell an additional 70,282 shares.
 (8) Includes options immediately exercisable for 1,335,816 shares of Common Stock.
 (9) Includes options immediately exercisable for 50,000 shares of Common
     Stock.
(10) Includes options immediately exercisable for 67,500 shares of Common
     Stock.
(11) Includes options immediately exercisable for 10,000 shares of Common
     Stock.
(12) Includes 300,000 shares held by Northern Trust Bank of Texas N.A. as trustee of Nancy R. Woodward Grantor Retained Annuity Trust and 300,000 shares held by Northern Trust Bank of Texas N.A. as trustee of Douglas W. Woodward Grantor Retained Annuity Trust. If the over-allotment option is exercised in full, Mr. and Mrs. Woodward will sell an additional 43,000 shares.
(13) Includes options immediately exercisable for 10,000 shares of Common
     Stock.
(14) Includes options immediately exercisable for 10,000 shares of Common
     Stock.
(15) Includes options immediately exercisable for 1,623,316 shares of Common Stock. If the over-allotment option is exercised in full, the number and percentage of shares beneficially owned will be 9,390,948 and 63.8%, respectively.

                         DESCRIPTION OF CAPITAL STOCK

  Upon the closing of this offering, the authorized capital stock of the Company will consist of 75,000,000 shares of Common Stock, $0.001 par value, and 5,000,000 shares of Preferred Stock, $0.001 par value.

COMMON STOCK

  As of June 30, 1997, there were 1,391,611 shares of Common Stock outstanding that were held of record by approximately 95 stockholders. There will be 13,104,743 shares of Common Stock outstanding (assuming no exercise of the Underwriters' over-allotment option and assuming no exercise after June 30, 1997, of outstanding options) after giving effect to the sale of the shares of Common Stock to the public offered hereby and the conversion of the Company's Preferred Stock into Common Stock at a one-to-one ratio.

  The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding Preferred Stock, the holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. See "Dividend Policy." In the event of the liquidation, dissolution, or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of Preferred Stock, if any, then outstanding. The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and nonassessable, and the shares of Common Stock to be issued upon completion of this offering will be fully paid and nonassessable.

PREFERRED STOCK

  The Board of Directors has the authority to issue the Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders and may adversely affect the voting and other rights of the holders of Common Stock. The issuance of Preferred Stock with voting and conversion rights may adversely affect the voting power of the holders of Common Stock, including the loss of voting control to others. At present, the Company has no plans to issue any of the Preferred Stock.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF THE CERTIFICATE OF INCORPORATION, BYLAWS AND DELAWARE LAW

 Certificate of Incorporation and Bylaws

  The Company's Restated Certificate of Incorporation provides that, upon the closing of this offering, the Board of Directors will be divided into three classes of directors, with each class serving a staggered three-year term. The classification of the Board of Directors has the effect of generally requiring at least two annual stockholder meetings, instead of one, to replace a majority of the Board members. The Restated Certificate of Incorporation also provides that, effective upon the closing of this offering, all stockholder actions must be effected at a duly called meeting and not by a consent in writing. Provisions of the Bylaws and the Restated Certificate of Incorporation provide that the stockholders may amend the Bylaws or certain provisions of the Restated Certificate of Incorporation only with the affirmative vote of 75% of the Company's capital stock. Further, the Bylaws
(i) provide that only the Board of Directors may call special meetings of the stockholders and (ii) establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders of the Company, including proposed nominations of persons for election to the Board of Directors. These provisions of the Restated Certificate of Incorporation and Bylaws could discourage potential acquisition proposals and could delay or prevent a change in control of the Company. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors and in the policies formulated by the Board of Directors and to discourage certain types of transactions that may involve an actual or threatened change of control of the Company. These provisions are designed to reduce the vulnerability of the Company to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for the Company's shares and, as a consequence, they also may inhibit fluctuations in the market price of the Company's shares that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in the management of the Company. See "Risk Factors--Anti-takeover Effects of Certificate of Incorporation, Bylaws and Delaware Law."

 Delaware Takeover Statute

  The Company is subject to Section 203 of the Delaware General Corporation Law ("Section 203"), which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder, unless: (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

  Section 203 defines business combination to include: (i) any merger or consolidation involving the corporation and the interested stockholder; (ii) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder; (iii) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (iv) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or
(v) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

REGISTRATION RIGHTS

  After this offering, the holders of approximately 9,713,132 shares of Common Stock will be entitled to certain rights with respect to the registration of such shares under the Securities Act. Under the terms of the agreement between the Company and the holders of such registrable securities, if the company proposes to register any of its securities under the Securities Act, either for its own account or for the account of other security holders exercising registration rights, such holders are entitled to notice of such registration and are entitled to include share of such Common Stock therein. Additionally, such holders are also entitled to certain demand registration rights pursuant to which they may require the Company to file a registration statement under the Securities Act at its expense with respect to their shares of Common Stock, and the Company is required to use its best efforts to effect such registration. Further, holders may require the Company to file additional registration statements on Form S-3 at the Company's expense. All of these registration rights are subject to certain conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in such registration and the right of the Company not to effect a requested registration within six months following an offering of the Company's securities, including the offering made hereby.

TRANSFER AGENT AND REGISTRAR

  The Transfer Agent and Registrar for the Common Stock is American Securities Transfer and Trust, Inc., and its telephone number is (303) 234-5300.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of this offering, the Company will have 13,104,743 shares of Common Stock outstanding (assuming no exercise of the Underwriter's over-allotment option or of outstanding options after June 30, 1997). Of this amount, the 4,000,000 shares offered hereby (4,600,000 if the Underwriter's over-allotment option is exercised in full) will be available for immediate sale in the public market as of the date of this Prospectus. Approximately 9,104,743 additional shares will be available for sale in the public market following the expiration of 180-day lock-up agreements with the Representatives of the Underwriters or the Company, subject in some cases to compliance with the volume and other limitations of Rule 144.

   DAYS AFTER DATE OF       APPROXIMATE SHARES
    THIS PROSPECTUS      ELIGIBLE FOR FUTURE SALE                   COMMENT
   ------------------    ------------------------                   -------
Upon Effectiveness......        4,000,000         Freely tradeable shares sold in offering
                                                   and shares salable under Rule 144(k) that
                                                   are not subject to 180-day lock-up
180 days................        9,104,743         Lock-up released; shares salable under Rule
                                                   144, 144(k) or 701
Thereafter..............                0         Restricted securities held for one year or
                                                   less

  In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned shares for at least one year is entitled to sell within any three-month period commencing 90 days after the date of this Prospectus a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of Common Stock (approximately 131,000 shares immediately after the offering) or (ii) the average weekly trading volume during the four calendar weeks preceding such sale, subject to the filing of a Form 144 with respect to such sale. A person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of the Company at any time during the 90 days immediately preceding the sale who has beneficially owned his or her shares for at least two years is entitled to sell such shares pursuant to Rule 144(k) without regard to the limitations described above. Persons deemed to be affiliates must always sell pursuant to Rule 144, even after the applicable holding periods have been satisfied.

  The Company is unable to estimate the number of shares that will be sold under Rule 144, since this will depend on the market price for the Common Stock of the Company, the personal circumstances of the sellers and other factors. Prior to this offering, there has been no public market for the Common Stock, and there can be no assurance that a significant public market for the Common Stock will develop or be sustained after the offering. Any future sale of substantial amounts of the Common Stock in the open market may adversely affect the market price of the Common Stock offered hereby.

  The Company, its directors, executive officers, stockholders with registration rights and certain other stockholders have agreed pursuant to the Underwriting Agreement and other agreements that they will not sell any Common Stock without the prior consent of Robertson, Stephens & Company LLC for a period of 180 days from the date of this Prospectus (the "180-day Lock-up Period"), except that the Company may, without such consent, grant options and sell shares pursuant to the Company's stock plans.

  Any employee or consultant to the Company who purchased his or her shares pursuant to a written compensatory plan or contract is entitled to rely on the resale provisions of Rule 701, which permits nonaffiliates to sell their Rule 701 shares without having to comply with the public information, holding period, volume limitation or notice provisions of Rule 144 and permits affiliates to sell their Rule 701 shares without having to comply with the Rule 144 holding period restrictions, in each case commencing 90 days after the date of this Prospectus. As of the date of this Prospectus, the holders of options exercisable into approximately 2,259,697 shares of Common Stock will be eligible to sell their shares upon the expiration of the 180-day Lockup Period, or subject in certain cases to vesting of such options.

  The Company intends to file a registration statement on Form S-8 under the Securities Act to register shares of Common Stock issued or reserved for issuance under the Company's stock plans within 180 days after the date of this Prospectus, thus permitting the resale of such shares by nonaffiliates in the public market without restriction under the Securities Act. The Company intends to register these shares on Form S-8, along with options that have not been issued under the Company's stock plans as of the date of this Prospectus.

  In addition, after this offering, the holders of approximately 9,713,132 shares of Common Stock will be entitled to certain rights with respect to registration of such shares under the Securities Act. Registration of such shares under the Securities Act would result in such shares becoming freely tradeable without restriction under the Securities Act (except for shares purchased by affiliates of the Company) immediately upon the effectiveness of such registration. See "Description of Capital Stock--Registration Rights."

                                 UNDERWRITING

  The Underwriters named below, acting through their representatives, Robertson, Stephens & Company LLC, UBS Securities LLC and First Albany Corporation (the "Representatives"), have severally agreed with the Company and the Selling Stockholders, subject to the terms and conditions of the Underwriting Agreement, to purchase the number of shares of Common Stock set forth opposite their respective names below. The Underwriters are committed to purchase and pay for all such shares if any are purchased.

                                                                        NUMBER
         UNDERWRITER                                                   OF SHARES
         -----------                                                   ---------
   Robertson, Stephens & Company LLC.................................. 1,642,500
   UBS Securities LLC................................................. 1,314,000
   First Albany Corporation...........................................   328,500
   BT Alex. Brown Incorporated........................................   125,000
   Hambrecht & Quist LLC..............................................   125,000
   Montgomery Securities..............................................   125,000
   Needham & Company, Inc.............................................   100,000
   Hoak Breedlove Wesneski & Co.......................................    80,000
   Southcoast Capital Corp............................................    80,000
   Southwest Securities, Inc..........................................    80,000
                                                                       ---------
     Total............................................................ 4,000,000
                                                                       =========

  The Representatives have advised the Company that the Underwriters propose to offer the shares of Common Stock to the public at the initial public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession of not in excess of $0.40 per share, of which $0.10 may be reallowed to other dealers. After the initial public offering, the public offering price, concession, and reallowance to dealers may be reduced by the Representatives. No such reduction shall change the amount of proceeds to be received by the Company as set forth on the cover page of this Prospectus.

  The Selling Stockholders have granted to the Underwriters an option, exercisable during the 30-day period after the date of this Prospectus, to purchase up to 600,000 additional shares of Common Stock at the same price per share as the Company and Selling Stockholders will receive for the 4,000,000 shares that the Underwriters have agreed to purchase. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage of such additional shares that the number of shares of Common Stock to be purchased by it shown in the above table represents as a percentage of the 4,000,000 shares offered hereby. If purchased, such additional shares will be sold by the Underwriters on the same terms as those on which the 4,000,000 shares are being sold.

  The Underwriting Agreement contains covenants of indemnity among the Underwriters, the Company and the Selling Stockholders against certain civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the Underwriting Agreement.

  Each officer and director who holds shares of the Company and holders (including such officers and directors) of 9,104,743 shares of Common Stock have agreed, for the 180-day Lock-up Period, subject to certain exceptions, not to offer to sell, contract to sell, or otherwise sell, dispose of, loan, pledge, or grant any rights with respect to any shares of Common Stock, any options or warrants to purchase any shares of Common Stock, or any securities convertible into or exchangeable for shares of Common Stock owned as of the date of this Prospectus directly by such holders or with respect to which they have the power of disposition, without the prior written consent of Robertson, Stephens & Company LLC. However, Robertson, Stephens & Company LLC may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements. There are no agreements between the Representatives and any of the Company's stockholders providing consent by the Representatives to the sale of shares prior to the expiration of the 180-day Lock-up Period. In addition, the Company has agreed that during the 180-day Lock-up Period, the Company will not, without the prior written consent of Robertson, Stephens & Company

LLC, subject to certain exceptions, issue, sell, contract to sell, or otherwise dispose of, any shares of Common Stock, any options or warrants to purchase any shares of Common Stock or any securities convertible into, exercisable for or exchangeable for shares of Common Stock other than the Company's sale of shares in this offering, the issuance of Common Stock upon the exercise of outstanding options, and the Company's issuance of options and shares under existing employee stock option and stock purchase plans. See "Shares Eligible for Future Sale."

  The Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

  Prior to this offering, there has been no public market for the Common Stock of the Company. Consequently, the initial public offering price for the Common Stock offered hereby has been determined through negotiations among the Company, the Selling Stockholders and the Representatives. Among the factors considered in such negotiations were prevailing market conditions, certain financial information of the Company, market valuations of other companies that the Company and the Representatives believe to be comparable to the Company, estimates of the business potential of the Company, the present state of the Company's development and other factors deemed relevant.

  The Representatives have advised the Company that, pursuant to Regulation M under the Securities Act, certain persons participating in the offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the Common Stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of the Common Stock on behalf of the Underwriters for the purpose of fixing or maintaining the price of the Common Stock. A "syndicate covering transaction" is the bid for or the purchase of the Common Stock on behalf of the Underwriters to reduce a short position incurred by the Underwriters in connection with the offering. A "penalty bid" is an arrangement permitting the Representatives to reclaim the selling concession otherwise accruing to an Underwriter or syndicate member in connection with the offering if the Common Stock originally sold by such Underwriter or syndicate member is purchased by the Representatives in a syndicate covering transaction and has therefore not been effectively placed by such Underwriter or syndicate member. The Representatives have advised the Company that such transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

  The validity of the Common Stock offered hereby will be passed upon for the Company and certain of the Selling Stockholders by Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, Austin, Texas. Certain legal matters in connection with the offering will be passed upon for the Underwriters by Brobeck, Phleger & Harrison LLP, Austin, Texas.

                                    EXPERTS

  The consolidated financial statements and the related financial schedule of Pervasive Software Inc. at June 30, 1996 and 1997 and for each of the three years ended June 30, 1995, 1996 and 1997, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                            ADDITIONAL INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission"), Washington, D.C. 20549, a Registration Statement on Form S-1 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules to the Registration Statement. For further information with respect to the Company and such Common Stock offered hereby, reference is made to the Registration Statement and the exhibits and schedules filed as a part of the Registration Statement. Statements contained in this Prospectus concerning the contents of any contract or any other document referred to are not necessarily complete; reference is made in each instance to the copy of such contract or document filed as an exhibit to the Registration Statement. Each such statement is qualified in all respects by such reference to such exhibit. The Registration Statement, including exhibits and schedules thereto, may be inspected without charge at the Commission's principal office in Washington, D.C., and copies of all or any part thereof may be obtained from such office after payment of fees prescribed by the Commission. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission at http://www.sec.gov.

                            PERVASIVE SOFTWARE INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                          PAGE
                                                                          ----
Report of Ernst & Young LLP, Independent Auditors........................ F-2
Consolidated Balance Sheets.............................................. F-3
Consolidated Statements of Operations.................................... F-4
Consolidated Statements of Changes in Redeemable Convertible Preferred
 Stock and Stockholders' Equity (Deficit)................................ F-5
Consolidated Statements of Cash Flows.................................... F-6
Notes to Consolidated Financial Statements............................... F-7

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Board of Directors and StockholdersPervasive Software Inc.

  We have audited the accompanying consolidated balance sheets of Pervasive Software Inc. as of June 30, 1997 and 1996, and the related consolidated statements of operations, changes in redeemable convertible preferred stock and stockholders' equity (deficit) and cash flows for each of the three years in the period ended June 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pervasive Software Inc. at June 30, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 1997, in conformity with generally accepted accounting principles.

                                          /s/ Ernst & Young LLP

Austin, Texas
July 24, 1997

                            PERVASIVE SOFTWARE INC.

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                  UNAUDITED
                                                                  PRO FORMA
                                                                STOCKHOLDERS'
                                                JUNE 30,            EQUITY
                                             ----------------  AT JUNE 30, 1997
                                              1996     1997       (NOTE 14)
                                             -------  -------  ----------------
ASSETS
Current assets:
  Cash and cash equivalents................. $ 2,739  $ 4,058
  Trade accounts receivable, net of
   allowance for doubtful accounts of $100
   in 1997..................................   2,568    2,803
  Inventory.................................      89      105
  Deferred income taxes.....................     --       157
  Prepaid expenses and other current
   assets...................................     695      555
                                             -------  -------
Total current assets........................   6,091    7,678
Property and equipment, net.................   1,232    2,664
Other assets................................     148      103
                                             -------  -------
Total assets................................ $ 7,471  $10,445
                                             =======  =======
LIABILITIES AND STOCKHOLDERS' EQUITY
 (DEFICIT)
Current liabilities:
  Trade accounts payable.................... $   735  $ 1,052
  Accrued payroll and payroll related
   costs....................................     459      517
  Other accrued expenses....................     916    2,273
  Deferred revenue..........................   1,792    1,267
  Income taxes payable......................     --       301
  Deferred royalty payable--Novell, current
   portion..................................     421      708
                                             -------  -------
 Total current liabilities..................   4,323    6,118
 Deferred royalty payable--Novell, net of
  current portion...........................     621      --
 Minority interest in subsidiary............     584      695
 COMMITMENTS AND CONTINGENCIES
 Redeemable convertible preferred stock.....   4,026    4,026      $   --
 Stockholders' equity (deficit):
  Convertible preferred stock...............   3,915    3,915          --
  Common stock, $0.001 par value;
   authorized--15,000,000 shares; issued and
    outstanding--2,000 shares in 1996,
    1,391,611 shares in 1997, and 11,104,743
    shares on a pro forma basis.............     --       205        8,146
  Retained deficit..........................  (5,998)  (4,514)      (4,514)
                                             -------  -------      -------
Total stockholders' equity (deficit)........  (2,083)    (394)     $ 3,632
                                             -------  -------      =======
Total liabilities and stockholders' equity
 (deficit).................................. $ 7,471  $10,445
                                             =======  =======

                            See accompanying notes.

                            PERVASIVE SOFTWARE INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                       YEAR ENDED JUNE 30,
                                                     -------------------------
                                                      1995     1996     1997
                                                     ------  --------  -------
Revenues............................................ $8,601  $ 13,476  $24,481
Costs and expenses:
  Cost of revenues and technical support............  1,997     2,605    3,310
  Sales and marketing...............................  3,864     6,998   10,034
  Research and development..........................  2,399     4,477    5,996
  General and administrative........................    996     2,505    2,886
                                                     ------  --------  -------
Total costs and expenses............................  9,256    16,585   22,226
                                                     ------  --------  -------
Operating income (loss).............................   (655)   (3,109)   2,255
  Interest and other income, net....................     86        99       55
                                                     ------  --------  -------
Income (loss) before income taxes and minority
 interest...........................................   (569)   (3,010)   2,310
  Provision for income taxes........................   (129)     (170)    (593)
  Minority interest in (earnings) loss of
   subsidiary, net of tax...........................     89       (25)    (127)
                                                     ------  --------  -------
Net income (loss)................................... $ (609) $ (3,205) $ 1,590
                                                     ======  ========  =======
Pro forma net income per share......................                   $  0.12
                                                                       =======
Shares used in computing pro forma net income per
 share..............................................                    13,368
                                                                       =======

                            See accompanying notes.

                            PERVASIVE SOFTWARE INC.

  CONSOLIDATED STATEMENTS OF CHANGES IN REDEEMABLE CONVERTIBLE PREFERRED STOCK
                       AND STOCKHOLDERS' EQUITY (DEFICIT)
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                 STOCKHOLDERS' EQUITY (DEFICIT)
                                      -----------------------------------------------------
                          REDEEMABLE                                              TOTAL
                          CONVERTIBLE CONVERTIBLE                             STOCKHOLDERS'
                           PREFERRED   PREFERRED     NOTE    COMMON RETAINED     EQUITY
                             STOCK       STOCK    RECEIVABLE STOCK  DEFICIT     (DEFICIT)
                          ----------- ----------- ---------- ------ --------  -------------
Balances at July 1,
 1994...................    $  --       $ 5,250    $(1,485)  $  --  $(2,203)     $ 1,562
 Issuance of Series C
  Preferred Stock
  (Note 7)..............     2,691          --         --       --      --           --
 Conversion of Series B
  Preferred Stock
  (Note 7)..............     1,335       (1,335)       --       --      --        (1,335)
 Payment received on
  note receivable.......       --           --       1,485      --      --         1,485
 Foreign currency
  translation
  adjustment............       --           --         --       --      (42)         (42)
 Net loss...............       --           --         --       --     (609)        (609)
                            ------      -------    -------   ------ -------      -------
Balances at June 30,
 1995...................     4,026        3,915        --       --   (2,854)       1,061
 Foreign currency
  translation
  adjustment............       --           --         --       --       61           61
 Net loss...............       --           --         --       --   (3,205)      (3,205)
                            ------      -------    -------   ------ -------      -------
Balances at June 30,
 1996...................     4,026        3,915        --       --   (5,998)      (2,083)
 Issuance of 1,389,611
  shares of common stock
  pursuant to the
  exercise of stock
  options...............       --           --         --       205     --           205
 Foreign currency
  translation
  adjustment, cumulative
  amount of $(87) at
  June 30, 1997 ........       --           --         --       --     (106)        (106)
 Net income.............       --           --         --       --    1,590        1,590
                            ------      -------    -------   ------ -------      -------
Balances at June 30,
 1997...................    $4,026      $ 3,915    $   --    $  205 $(4,514)     $  (394)
                            ======      =======    =======   ====== =======      =======
Unaudited Pro Forma
 Stockholders' Equity at
 June 30, 1997 (Note
 14)....................    $  --       $   --     $   --    $8,146 $(4,514)     $ 3,632
                            ======      =======    =======   ====== =======      =======

                            See accompanying notes.

                            PERVASIVE SOFTWARE INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                       YEAR ENDED JUNE 30,
                                                     -------------------------
                                                      1995     1996     1997
                                                     -------  -------  -------
CASH FROM OPERATING ACTIVITIES
 Net income (loss).................................. $  (609) $(3,205) $ 1,590
 Adjustments to reconcile net income (loss) to net
  cash provided by (used in) operating activities:
  Depreciation and amortization.....................     884      575      749
  Other non cash items..............................    (112)     132        6
  Change in current assets and liabilities:
   Increase in current assets.......................  (1,171)  (1,663)    (173)
   Increase in accounts payable and accrued liabili-
    ties............................................     986      878    2,085
   Increase (decrease) in deferred revenue..........     (62)   1,738     (525)
                                                     -------  -------  -------
Net cash provided by (used in) operating
 activities.........................................     (84)  (1,545)   3,732
CASH FROM INVESTING ACTIVITIES
 Purchase of property and equipment.................    (598)    (843)  (2,161)
 Purchase of investment securities..................    (500)     --       --
 Proceeds from maturity of investment securities....     500      --       --
                                                     -------  -------  -------
Net cash used in investing activities...............    (598)    (843)  (2,161)
CASH FROM FINANCING ACTIVITIES
 Proceeds from issuance of redeemable convertible
  preferred stock ..................................   2,691      --       --
 Proceeds from payment on note receivable...........   1,485      --       --
 Proceeds from minority interest investment in sub-
  sidiary...........................................     813      --       --
 Payment of royalty to Novell.......................     --       --      (370)
 Proceeds from exercise of stock options............     --       --       205
                                                     -------  -------  -------
Net cash provided by (used in) financing
 activities.........................................   4,989      --      (165)
Effect of exchange rate on cash and cash
 equivalents........................................     (42)      31      (87)
                                                     -------  -------  -------
Increase (decrease) in cash and cash equivalents....   4,265   (2,357)   1,319
Cash and cash equivalents at beginning of year......     831    5,096    2,739
                                                     -------  -------  -------
Cash and cash equivalents at end of year............ $ 5,096  $ 2,739  $ 4,058
                                                     =======  =======  =======

                            See accompanying notes.

                            PERVASIVE SOFTWARE INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                 JUNE 30, 1997

1. THE COMPANY

  Pervasive Software Inc. (the Company), formerly Btrieve Technologies, Inc., was incorporated in Delaware on January 12, 1994. The Company is a leading provider of embedded database software designed to enable the cost-effective development, deployment and support of low-maintenance packaged client/server applications. The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Revenue Recognition

  The Company licenses its software through OEM license agreements with independent software vendors (ISVs) and through shrink-wrap software licenses, sold through ISVs, value-added resellers (VARs) and distributors. Revenues are generally recognized from the license of software upon the later of shipment or when all significant vendor obligations have been satisfied. Revenues related to agreements involving nonrefundable fixed minimum license fees are generally recognized upon delivery of the product master or first copy if no significant vendor obligations remain. Per copy royalties in excess of a fixed minimum amount are recognized as revenue when such amounts are reported to the Company. The Company generally provides telephone support to customers and end users in the 30 days immediately following the sale at no additional charge and at a minimal cost per call. When material, the Company accrues the cost of providing this support. Revenue from training is recognized when the related services are performed. The Company enters into agreements with certain distributors that provide for certain stock rotation and price protection rights. These rights allow the distributor to return products in a non-cash exchange for other products or for credits against future purchases. The Company reserves for the cost of estimated sales returns, rotation and price protection rights as well as uncollectible accounts based on experience.

 Software Development Costs and Purchased Technology

  Software development costs incurred by the Company in connection with its long-term development projects are accounted for in accordance with Statement of Financial Accounting Standards No. 86, Accounting for the Cost of Computer Software to be Sold, Leased or Otherwise Marketed (Statement 86). The Company has not capitalized any internal costs through June 30, 1997 related to its software development activities.

  The Company recorded purchased technology resulting from the acquisition of certain software and related technology from Novell, Inc. (Novell) in April 1994. These costs have been allocated among the Company's various product lines and amortized over the estimated life of each product line, (six months to thirty-three months). Amortization expense related to purchased technology was approximately $639,000 and $83,000 for the years ended June 30, 1995 and 1996, respectively, and is reflected in the costs of revenues and technical support. Purchased technology was fully amortized as of June 30, 1996.

 Advertising Costs

  The Company expenses costs of producing advertising and sales related collateral materials as incurred. Other production costs associated with direct mail programs, placement costs associated with magazine or

                            PERVASIVE SOFTWARE INC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

other printed media and all direct costs associated with trade shows and other sales related events are expensed when the related direct mail is sent, advertising space is used or the event is held. These expenses in 1995, 1996 and 1997 were approximately $1,300,000, $1,900,000 and $700,000, respectively.

 Income Taxes

  Under the asset and liability method of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (Statement 109), deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and net operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

 Cash and Cash Equivalents

  Cash and cash equivalents in the statement of cash flows includes cash, certificates of deposit, and securities with original maturities less than thirty days.

 Inventory

  Inventories, consisting primarily of finished goods, are stated at the lower of cost (first in, first out) or market. The Company utilizes the services of a fulfillment house to manufacture, store, and ship inventory and process returned product. The Company does not take title to product in inventory until the point at which the product is packaged by the fulfillment house and is available for shipping.

 Property and Equipment

  Property and equipment are stated at cost and are being depreciated over their estimated useful lives (2 to 5 years) using the straight-line method. Leasehold improvements are amortized over the life of the lease or the estimated useful life, whichever is shorter.

  In accordance with FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, the Company records impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets. As of June 30, 1997 there were no events or circumstances which indicated that long-lived assets of the Company might be impaired.

 Foreign Currency Transactions

  For the Company's foreign subsidiaries, the functional currency has been determined to be the local currency, and therefore, assets and liabilities are translated at year end exchange rates, and income statement items are translated at average exchange rates prevailing during the year. Such translation adjustments are recorded in aggregate as a component of stockholders' equity. Gains and losses from foreign currency denominated transactions are included in other income (expense) and were not material in 1995, 1996 or 1997.

  Financial instruments, principally forward pricing contracts, are used by the Company in the management of its foreign currency exposures. Gains and losses on foreign currency transaction hedges are recognized in income and offset the foreign exchange gains and losses on the underlying transactions. The Company does not hold or issue derivative financial instruments for trading purposes.

                            PERVASIVE SOFTWARE INC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

 Fair Value of Financial Instruments

  Cash, accounts receivable, accounts payable, accrued liabilities and other liabilities are stated at cost which approximates fair value due to the short-term maturity of these instruments.

 Concentration of Credit Risk

  Financial instruments which potentially subject the Company to concentrations of credit risk consist of short-term investments and trade receivables. The Company's short-term investments, which are included in cash and cash equivalents for reporting purposes, are placed with high credit quality financial institutions and issuers. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. Estimated credit losses are provided for in the financial statements and historically have been within management's expectations.

  For the year ended June 30, 1995, Customers A and B accounted for $973,000 and $1,335,000, respectively, of the Company's total revenues. For the year ended June 30, 1996, Customer C accounted for $2,390,000 of the Company's total revenues. For the year ended June 30, 1997, Customers C and D accounted for $2,530,000 and $4,530,000, respectively, of the Company's total revenues. No other customers accounted for more than 10% of the Company's revenues during the years ended June 30, 1995, 1996 or 1997.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

 Net Income (Loss) Per Share

  The Company's historical capital structure is not indicative of its prospective structure due to the automatic conversion of all shares of convertible preferred stock into common stock concurrent with the closing of the Company's anticipated initial public offering. Accordingly, historical net income (loss) per share is not considered meaningful and has not been presented herein. Instead, a pro forma calculation assuming the conversion of all outstanding shares of convertible preferred stock into common stock upon the Company's initial public offering using the if-converted method is presented.

  Pro forma net income (loss) per share is computed using the weighted average number of shares of common stock and dilutive common equivalent shares from convertible preferred stock (using the if-converted method) and from stock options (using the treasury stock method). Pursuant to Securities and Exchange Commission Staff Accounting Bulletins, common stock and common equivalent shares issued by the Company during the 12-month period prior to the proposed offering (See Note 14) have been included in the calculation (using the treasury stock method at an assumed public offering price) as if they were outstanding for all periods presented regardless of whether they are dilutive.

 Recently Issued Accounting Standard

  In February 1997, the Financial Accounting Standards Board issued Statement No. 128, Earnings Per Share (Statement 128), which is required to be adopted for financial statements issued for periods ending after December 15, 1997. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. Under the new requirements, the presentation of primary earnings per share is replaced with a presentation of basic earnings per share, the calculation of which excludes the dilutive effect of common stock equivalents. The adoption of Statement 128 is expected to result in a basic earnings (loss) per share of $0.89 for the year ended June 30, 1997. Compared to pro forma earnings per share as currently presented, the adoption of Statement 128 results in an increase of $0.77 per share for 1997. There is no impact on the fully diluted earnings per share calculation for the year presented.

                            PERVASIVE SOFTWARE INC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

 Reclassifications

  Certain reclassifications have been made to prior period's financial statements to conform to the 1997 presentation.

3. PROPERTY AND EQUIPMENT

  Property and equipment consists of the following (in thousands):

                                                                   JUNE 30,
                                                                ---------------
                                                                 1996    1997
                                                                ------  -------
   Computer equipment and purchased software................... $1,238  $ 2,881
   Office equipment, furniture and fixtures....................    538      932
   Leasehold improvements......................................    135      213
                                                                ------  -------
                                                                 1,911    4,026
   Less accumulated depreciation and amortization..............   (679)  (1,362)
                                                                ------  -------
                                                                $1,232  $ 2,664
                                                                ======  =======

4. INCOME TAXES

  The components of income (loss) before income taxes and minority interest consist of the following (in thousands):

                                                        YEAR ENDED JUNE 30,
                                                        ----------------------
                                                        1995    1996     1997
                                                        -----  -------  ------
   Domestic income (loss).............................. $(311) $(3,083) $1,384
   Foreign income (loss)...............................  (258)      73     926
                                                        -----  -------  ------
   Income (loss) before taxes and minority interest.... $(569) $(3,010) $2,310
                                                        =====  =======  ======

  Details of the income tax provision consist of the following (in thousands):

                                                        YEAR ENDED JUNE 30,
                                                        ----------------------
                                                        1995    1996     1997
                                                        -----  -------  ------
   Income tax provision:
     Current:
       Federal......................................... $  71  $   (61) $  185
       Foreign.........................................   129      160     551
       State...........................................   --       --       14
                                                        -----  -------  ------
         Total current.................................   200       99     750
     Deferred:
       Federal.........................................   (71)      71    (157)
                                                        -----  -------  ------
         Total deferred................................   (71)      71    (157)
                                                        -----  -------  ------
                                                        $ 129  $   170  $  593
                                                        =====  =======  ======

  The foreign taxes incurred in the years ended June 30, 1995 and 1996 are predominantly withholdings on royalties from foreign countries.

                            PERVASIVE SOFTWARE INC.

4. INCOME TAXES--(CONTINUED)

  The Company's provision for income taxes differs from the expected provision (benefit) amount computed by applying the statutory federal income tax rate of 34% to income before income taxes and minority interest for 1995, 1996 and 1997 as a result of the following (in thousands):

                                                          YEAR ENDED JUNE 30,
                                                          ---------------------
                                                          1995    1996    1997
                                                          -----  -------  -----
   Computed at statutory rate of 34%..................... $(193) $(1,023) $ 785
   Foreign income taxed at different rates...............   129      159    236
   Future benefits not currently recognized..............   189    1,023   (285)
   Utilization of tax loss and credit carryforward.......    --       --   (170)
   Other.................................................     4       11     27
                                                          -----  -------  -----
                                                          $ 129  $   170  $ 593
                                                          =====  =======  =====

  The components of deferred income taxes at June 30, 1996 and 1997 are as follows (in thousands):

                                                                  JUNE 30,
                                                               ----------------
                                                                1996     1997
                                                               -------  -------
   Deferred tax assets:
     Purchased technology, net................................ $   868  $   799
     Net operating loss carryforwards.........................     168      --
     Tax credit carryforwards.................................     288      308
     Accrued expenses not deductible for tax purposes.........     114      352
     Revenue deferred for financial purposes..................     671      296
     Other....................................................      17      100
                                                               -------  -------
       Total deferred tax assets..............................   2,126    1,855
   Valuation allowance for deferred tax assets................  (2,126)  (1,698)
                                                               -------  -------
       Net deferred tax assets................................ $   --   $   157
                                                               =======  =======

  Management believes that, based on a number of factors, it is more likely than not that a substantial amount of the Company's deferred tax assets may not be realized. These factors include the lack of a significant history of profits, recent increases in expense levels to support the Company's growth, the lack of carryback capacity to realize the deferred tax asset and the fact that the Company operates in an intensely competitive market subject to rapid change. Accordingly, the Company has recorded a valuation allowance to the extent deferred tax assets exceed the potential benefit from carryback of deferred items to offset current or prior year taxable income.

  As of June 30, 1997, the Company has a foreign tax credit carryforward of approximately $308,000, which will begin to expire in the year ending June 30, 1999.

5. EMPLOYEE BENEFITS

  Effective January 1, 1995, the Company's employees were offered health and dental coverage under a partially self-funded plan in which the Company purchases specific stop-loss insurance coverage at $30,000 per year, per employee. The Company has also purchased an aggregate stop-loss insurance coverage to limit its maximum annual exposure to claims funded. Based on the policy census at June 30, 1997, such maximum annual exposure for the policy year ending December 31, 1997 is approximately $380,000. The Company pays a fixed fee per individual covered for administrative costs of the administrator and the cost of the stop-loss

                            PERVASIVE SOFTWARE INC.

5. EMPLOYEE BENEFITS--(CONTINUED)

insurance purchased on the Company's behalf. The Company contributes 100% toward the cost to insure each employee and 75% toward the cost to insure dependents for which coverage is requested by the employee. Expenses for the partially self-funded plan including premiums and claims funded for the years ended June 30, 1995, 1996 and 1997 were approximately $87,000, $255,000 and $311,000, respectively.

  The Company adopted a 401(k) retirement plan which is available to all domestic, full-time employees beginning in April, 1995. The Company's expenses related to the plan were not significant in the years ended June 30, 1995, 1996 or 1997.

6. COMMON STOCK AND STOCK OPTIONS

  The Company has adopted the Pervasive Software Inc., First Amended and Restated 1994 Incentive Plan (the 1994 Plan), under which incentive stock options may be granted to employees of the Company entitling them to purchase shares of common stock for a maximum of ten years (five years in the case of options granted to a person possessing more than 10% of the combined voting power of the Company as of the date of grant). The exercise price for incentive stock options may not be less than fair market value of the common stock on the date of the grant (110% of fair market value in the case of options granted to a person possessing more than 10% of the combined voting power of the Company). Nonqualified stock options may be granted to employees, officers, directors, independent contractors and consultants of the Company under the 1994 Plan. The exercise price for nonqualified stock options may not be less than 85% of the fair market value of the common stock on the date of the grant (110% of fair market value in the case of options granted to a person possessing more than 10% of the combined voting power of the Company). The Company may also award Restricted Stock and Stock Appreciation Rights subject to provisions in the Plan.

  The vesting period for stock options is generally a four-year period. The stock options are exercisable by the holder prior to vesting, however, unvested shares are subject to repurchase by the Company at the exercise price should the employee be terminated or leave the Company prior to vesting in such options.

  The Company's 1997 Stock Incentive Plan (the 1997 Plan) was adopted by the Board of Directors on May 22, 1997, subject to approval by the stockholders as the successor to the 1994 Plan. Outstanding options under the 1994 Plan will be incorporated into the 1997 Plan and no further option grants will be made under the 1994 Plan. The incorporated options will continue to be governed by their existing terms, unless the Plan Administrator elects to extend one or more features of the 1997 Plan to those options.

  The Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), and related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FASB Statement No. 123, Accounting for Stock-Based Compensation (Statement 123), requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals market price of the underlying stock on the date of grant, no compensation expense is recognized.

  Pro forma information regarding net income and earnings per share is required by Statement 123, which also requires that the information be determined as if the Company had accounted for its employee stock options granted subsequent to June 30, 1995 under the fair value method prescribed by Statement 123. The Company has evaluated the effects of Statement 123 and determined that it does not have a material effect on the Company's statement of operations or earnings per share.

                            PERVASIVE SOFTWARE INC.

6. COMMON STOCK AND STOCK OPTIONS--(CONTINUED)

  A summary of changes in common stock options during the year ended June 30, 1995, 1996 and 1997 is as follows:

                                                                        WEIGHTED
                                                             RANGE OF   AVERAGE
                                                             EXERCISE   EXERCISE
                                                  SHARES      PRICES     PRICE
                                                ----------  ----------- --------
   Options outstanding, July 1, 1994...........        --   $       --   $ --
     Granted...................................  2,297,316   0.10- 0.13   0.10
     Exercised.................................        --           --     --
     Surrendered...............................    (42,250)        0.10   0.10
                                                ----------  -----------  -----
   Options outstanding, June 30, 1995..........  2,255,066   0.10- 0.13   0.10
     Granted...................................    644,510         0.13   0.13
     Exercised.................................        --           --     --
     Surrendered...............................   (108,600)  0.10- 0.13   0.11
                                                ----------  -----------  -----
   Options outstanding, June 30, 1996..........  2,790,976   0.10- 0.13   0.11
     Granted...................................  1,094,018   0.13- 4.60   1.17
     Exercised................................. (1,389,611)  0.10- 2.00   0.15
     Surrendered...............................   (235,686)  0.10- 2.00   0.15
                                                ----------  -----------  -----
   Options outstanding, June 30, 1997..........  2,259,697  $0.10-$4.60  $0.59
                                                ==========  ===========  =====

  The following is additional information relating to options outstanding at June 30, 1997:

                                 OPTIONS OUTSTANDING
           ------------------------------------------------------------------------
                                                                       WEIGHTED-
                                                 WEIGHTED-              AVERAGE
                                NUMBER            AVERAGE              REMAINING
              RANGE OF            OF              EXERCISE            CONTRACTUAL
           EXERCISE PRICE       OPTIONS            PRICE            LIFE OF OPTIONS
           --------------      ---------       --------------       ---------------
           $0.10 to $0.30      1,676,172           $0.11                 7.96
            0.60 to  0.90        294,200            0.52                 9.53
            2.00 to  4.60        289,325            3.21                 9.85
           --------------      ---------       --------------            ----
           $0.10 to $4.60      2,259,697       $0.11 to $3.21            8.39
           ==============      =========       ==============            ====

  Of the options exercised, 670,699 shares remain unvested at June 30, 1997 and may be repurchased by the Company should vesting requirements not be fulfilled.

  Common stock reserved at June 30, 1997 consists of the following:

   For conversion of Preferred Stock.................................  9,713,132
   For exercise of stock options.....................................  3,428,611
                                                                      ----------
                                                                      13,141,743
                                                                      ==========

                            PERVASIVE SOFTWARE INC.

7. PREFERRED STOCK

  At June 30, 1996 and 1997 preferred stock outstanding is as follows (in thousands, except share data):

                                                                   JUNE 30,
                                                                 -------------
                                                                  1996   1997
                                                                 ------ ------
   Redeemable convertible preferred stock:
     Series B; $0.001 par value; 1,335,149 shares authorized,
      issued and outstanding in 1996 and 1997................... $1,335 $1,335
     Series C; $0.001 par value; 2,213,132 shares authorized,
      issued and outstanding in 1996 and 1997...................  2,691  2,691
                                                                 ------ ------
                                                                 $4,026 $4,026
                                                                 ====== ======
   Convertible preferred stock:
     Series A; $0.001 par value; 1,500,000 shares authorized,
      issued and outstanding in 1996 and 1997................... $1,500 $1,500
     Series B; $0.001 par value; 4,664,851 shares authorized,
      issued and outstanding in 1996 and 1997...................  2,415  2,415
                                                                 ------ ------
                                                                 $3,915 $3,915
                                                                 ====== ======

  During the year ended June 30, 1995, the Company issued 2,213,132 shares of Series C Preferred Stock at $1.23 per share resulting in net proceeds of $2,691,000 including $34,000 of expenses. Concurrent with the issuance of Series C Preferred Stock, the Series C Preferred shareholders also purchased 1,335,149 shares of Series B Preferred Stock from existing Series B Preferred shareholders. There was no preferred stock activity during the years ended June 30, 1996 and 1997.

  Series A, B and C Preferred shares are subject to the rights, preferences, restrictions and other matters set forth in the Company's Second Amended and Restated Certificate of Incorporation (Articles), effective April 1995, and the Series B and C Preferred Stock Purchase Agreements, Investors' Rights Agreement, Voting Agreement, Amendment to Co-Sale Agreement and Management Rights Agreement, all effective April 1995. The holders of preferred shares are entitled to, among other things, voting rights, non-cumulative dividend rights, liquidation rights and conversion rights. The Series C Preferred shares and the 1,335,149 shares of Series B Preferred shares held by Series C Preferred shareholders are redeemable at the Series C Preferred and Series B Preferred Preference Amount, respectively, as defined in the following paragraph, on or after April 19, 2001 by written notice given to the Company executed by a majority of the holders of Series C Preferred shares. Series A Preferred shares and Series B Preferred shares not held by holders of Series C Preferred shares are not redeemable.

  The holders of each share of Series A, B and C Preferred have the right to one vote for each share of voting common stock into which such Preferred Stock could then be converted, subject to the provisions in the Articles. Holders of Series A, B and C Preferred shares may receive dividends as may be declared by the Board of Directors. In the event of a voluntary or involuntary liquidation, dissolution, or winding up the affairs of the Company, the holders of shares of Series A, B or C Preferred shall be entitled to receive, out of available assets, an amount equal to $1.00 per share for each share of Series A Preferred held (the Series A Preferred Preference Amount), an amount equal to $0.4855 per share for each share of Series B Preferred held (the Series B Preferred Preference Amount) and an amount equal to $1.6812 per share for each share of Series C Preferred held (the Series C Preferred Preference Amount). In each case, the Preferred Preference

                            PERVASIVE SOFTWARE INC.

7. PREFERRED STOCK--(CONTINUED)

Amount is subject to adjustments in the future related to certain events defined in Articles. Further, Series A, B and C Preferred shares may be converted, at the option of the holder, at any time into shares of voting common stock at a rate, presently on a one-to-one basis, subject to formula antidilution adjustments as defined in the Articles. Conversion is automatic upon the closing of a public offering that results in aggregate cash proceeds to the Company of at least $15,000,000 (prior to underwriters commissions and expenses) and that has a public offering price of not less than $3.75 per share.

8. INVESTMENT IN BTRIEVE TECHNOLOGIES JAPAN, LTD.

  In May 1995, the Company acquired a 65.5% controlling interest in a newly formed entity, Btrieve Technologies Japan, Ltd. (Btrieve Japan). Btrieve Japan was formed for the purpose of localization, support and marketing in Japan of the Company's embedded database products for packaged client/server applications. Btrieve Japan's net assets before elimination of intercompany balances at June 30, 1996 and 1997 were approximately $1,700,000 and $2,000,000, respectively.

  Btrieve Japan has entered into various operating agreements with certain of its minority shareholders in which these certain shareholders provide localization, pre- and post-sales support, management and marketing services. Expenses related to these agreements were $100,000, $590,000 and $616,000 in 1995, 1996 and 1997, respectively. One of the minority shareholders is also a distributor for Btrieve Japan. Sales to this distributor were approximately $320,000, $2,390,000 and $2,530,000 in 1995, 1996 and 1997, respectively.
Receivables from this shareholder were $390,000 and $530,000 as of June 30, 1996 and 1997, respectively.


9. LINES OF CREDIT

  At June 30, 1997, the Company has a $2,000,000 revolving line of credit and a $2,000,000 equipment line of credit with a bank, but at no time has borrowed under such lines. Total borrowings under the revolving line of credit are generally limited to 80% of eligible accounts receivable. The revolving line of credit will expire on March 31, 1998. Borrowings under the equipment line of credit are limited to 80% of eligible equipment purchases during the 1997 calendar year and must be borrowed prior to December 31, 1997. The equipment line of credit must be repaid in 24 equal installments beginning January 31, 1998. Both lines of credit are collateralized by substantially all accounts receivable, inventory and equipment and bear interest at the bank's prime lending rate. On June 30, 1997, the Company had approximately $2,100,000 of borrowing capacity under the two lines.

10. COMMITMENTS AND CONTINGENCIES

  The Company leases office space under a lease with an unrelated party. The Company is obligated for its proportionate share of utilities and other defined operating expenses of the building. Office rent expense for the year ended June 30, 1995, 1996 and 1997, was approximately $318,000, $451,000 and
$573,000, respectively.

  Future minimum lease payments at June 30, 1997 under the operating lease for office space are as follows (in thousands):

               1998.................... $  539
               1999....................    528
               2000....................    224
                                        ------
                                        $1,291
                                        ======

  The lease for office space includes one option to renew the lease for an additional five year period and is partially collateralized by a letter of credit in the amount of $126,000 to and in favor of the landlord.

                            PERVASIVE SOFTWARE INC.

10. COMMITMENTS AND CONTINGENCIES--(CONTINUED)

  In connection with the acquisition of technology rights and other intangible assets from Novell, the Company agreed to pay a deferred royalty equal to 5% of the Company's net revenues, up to a maximum royalty of $1,100,000. Payments for royalties earned in each calendar quarter are due two years after the end of each calendar quarter. The total estimated royalty of $950,000, net of an imputed interest discount of $150,000, was recorded at the acquisition date. Royalty payments to be paid to Novell will be approximately $708,000 in 1998 at which time the Company will have paid the maximum amount and will have no further obligations.

11. FOREIGN CURRENCY SWAP AGREEMENT

  The Company has entered into foreign currency swap contracts to minimize foreign exchange exposure related to yen-denominated intercompany transactions.

  At June 30, 1995, the notional amount of the foreign currency contract outstanding was approximately $1.4 million and matured in 1996. At June 30, 1996, there were no foreign currency contracts outstanding. At June 30, 1997, the notional amount of the foreign currency contract outstanding was approximately $224,000 and matures in 1999. Gains and losses on currency swaps were not material to the consolidated financial statements as of June 30, 1995, 1996 and 1997.

12. SEGMENTS OF BUSINESS AND GEOGRAPHIC AREA INFORMATION

  The Company is engaged in the design, development and marketing of embedded database products for packaged client/server applications. The Company considers its business activities to constitute a single segment of business.

  A summary of the Company's operations by geographic area follows:

                                                        YEAR ENDED JUNE 30,
                                                      -------------------------
                                                       1995     1996     1997
                                                      ------  --------  -------
     Revenue:
      United States
       Domestic...................................... $5,050  $  7,747  $16,135
       Export
        Europe.......................................  1,591     2,716    4,693
        Japan........................................  1,335       --       --
        Rest of World................................    304       588      790
                                                      ------  --------  -------
         Total United States.........................  8,280    11,051   21,618
      Europe.........................................    --        --       --
      Japan..........................................    321     2,425    2,863
                                                      ------  --------  -------
         Total....................................... $8,601   $13,476  $24,481
                                                      ======  ========  =======
     Operating income (loss):
      United States.................................. $ (397) $   (267) $ 5,054
      Europe.........................................    --     (2,918)  (3,562)
      Japan..........................................   (258)       76      763
                                                      ------  --------  -------
         Total....................................... $ (655) $ (3,109) $ 2,255
                                                      ======  ========  =======
     Identifiable assets:
      United States.................................. $5,814  $  5,646  $ 6,644
      Europe.........................................    --        392      810
      Japan..........................................  2,666     1,433    2,991
                                                      ------  --------  -------
         Total....................................... $8,480  $  7,471  $10,445
                                                      ======  ========  =======

                            PERVASIVE SOFTWARE INC.

13. STATEMENTS OF CASH FLOWS

  The increase in current assets reflected in the statements of cash flows is comprised of the following (in thousands):

                                                       YEAR ENDED JUNE 30,
                                                      -----------------------
                                                       1995     1996    1997
                                                      -------  -------  -----
   Increase in trade accounts receivable............. $(1,036) $(1,485) $(259)
   Decrease in Novell receivable.....................     593      --     --
   Decrease (increase) in inventory..................    (126)     123    (19)
   Decrease (increase) in prepaid expenses and
    other............................................    (602)    (301)   105
                                                      -------  -------  -----
                                                      $(1,171) $(1,663) $(173)
                                                      =======  =======  =====

  The increase in accounts payable and accrued liabilities reflected in the statements of cash flows is comprised of the following (in thousands):

                                                           YEAR ENDED JUNE
                                                                 30,
                                                          --------------------
                                                          1995   1996    1997
                                                          -----  -----  ------
   Increase (decrease) in trade accounts payable......... $ 721  $(126) $  342
   Increase in accrued payroll and payroll related
    costs................................................   181    213      57
   Increase in income taxes refundable/payable...........  (321)   311     301
   Increase in accrued expenses..........................   405    480   1,385
                                                          -----  -----  ------
                                                          $ 986  $ 878  $2,085
                                                          =====  =====  ======
   Supplemental disclosures:
     Interest paid during the year....................... $ --   $ --   $  --
                                                          =====  =====  ======
     Income taxes paid (refunded) during the year:
       Domestic.......................................... $ 392  $(316) $  376
                                                          =====  =====  ======
       Foreign........................................... $ 129  $ 159  $  --
                                                          =====  =====  ======

14. SUBSEQUENT EVENT

  On July 18, 1997, the Board of Directors authorized management of the Company to file a registration statement with the Securities and Exchange Commission permitting the Company to sell shares of its common stock to the public. If the offering is consummated under the terms presently anticipated, all of the currently outstanding preferred stock will convert to 9,713,132 shares of common stock. Unaudited pro forma stockholders' equity as adjusted for the conversion of the preferred stock is set forth in the accompanying consolidated balance sheet and Consolidated Statements of Changes in Redeemable Convertible Preferred Stock and Stockholders' Equity (Deficit). The shareholders of the Company will consider an amendment to the Articles to change the number of authorized shares of common stock to 75,000,000 shares of common stock and 5,000,000 shares of preferred stock upon closing of the offering.

                              PERVASIVE SOFTWARE